UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

SUITE OF REPORTS
<IR>
<SDR>
<NOM>
<R&R>
<AFS>
2018
SUSTAINABLE DEVELOPMENT
REPORT

VISION
MISSION
To be the leading
mining company.
Safety is our
first value.
We treat each
other with dignity
and respect.
We are accountable
for our actions
and undertake
to deliver on our
commitments.
We want the
communities and
societies in which we
operate to be better
off for AngloGold
Ashanti having
been there.
We value
diversity.
We respect the
environment.
OUR VALUES
Our business values and beliefs guide our behaviour, in order that we make a positive impact.
These behaviours and beliefs link our business activities to our social performance.
To create value for our shareholders, our employees and our
business and social partners through safely and responsibly
exploring, mining and marketing our products. Our primary
focus is gold, but we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
AngloGold Ashanti
Limited (AngloGold
Ashanti) is an
independent, global
mining company
with operations
and projects on
four continents.
AngloGold Ashanti
is the third largest
gold producer in
the world in terms
of production
SUSTAINABLE DEVELOPMENT REPORT 2018

CONTENTS
<SDR>
About this report
and selecting our
report content

Corporate pro le
7
How we create
and share value
9
Our 2018
performance
10
From the
Chairperson of
the Social, Ethics
and Sustainability
Committee
12
From the desk
of the CEO
13
The view of
Executive Vice
President,
Sustainable
Development
14
Our sustainable
development
journey
16
Sustainable
Development
Strategy
17
Stakeholder
engagement
20
SECTION 1
ABOUT
ANGLOGOLD
ASHANTI
SECTION 3
DELIVERING
ON OUR
SUSTAINABLE
DEVELOPMENT
STRATEGY
SECTION 5
ALIGNMENT WITH
THE SUSTAINABLE
DEVELOPMENT
GOALS
SECTION 2
LEADERSHIP
MESSAGES
Employee safety
23
Employee and
community health
30
Contributing to self-
sustaining communities
39
Responsible
environmental
stewardship
46
Integrated closure
management
54
Employee, community
and asset security
59
Artisanal and small-scale
mining (legal and illegal)
64
Respecting human rights
68
Talent management,
skills development and
employee relations
72
Navigating political and
regulatory uncertainty
and risk
78
SECTION 4
In this report, we provide an overview of our performance against those issues selected as being material to our business. We re ect honestly on our performance by acknowledging our achievements but also by identifying areas for improvement. Our reporting outlines how and why we take the decisions we do.
Our 2030
aspirational goals

MATERIAL ISSUES
Assurance
statement
90
Administration
and corporate
information
IBC
84
SUSTAINABLE DEVELOPMENT REPORT 2018

OUR 2018 SUITE OF REPORTS
Integrated Report
•
The primary document
in our suite of reports
•
Provides a comprehensive
overview of our performance
in relation to our strategic
objectives and the outlook
for the company
•
Both nancial and non-
nancial performance are
reviewed
•
Complies with the IIRC
framework, King IV and the
JSE Listings Requirements
Notice of Annual General
Meeting and Summarised
Financial Information (Notice
of Meeting)
•
Notice of forthcoming annual
general meeting
•
Description of resolutions to
be voted on
•
Remuneration policy and
implementation report
•
Summarised nancial
information
Sustainable Development
Report
•
Describes commitment to
sustainable development
•
Provides detail on socio-
economic and environmental
performance in relation to
material issues
•
Complies with GRI
Standards and is aligned
with the UN Global Compact
and UN Sustainable
Development Goals (SDGs)
•
Independently assured
Mineral Resource and Ore
Reserve Report
•
Detailed breakdown of our
Mineral Resource and Ore
Reserve – at group and
operational level
•
Complies with SAMREC and
JORC, as well as Section
12.11 of the JSE Listings
Requirements
•
Signed off by Competent
Person
Annual Financial Statements
•
Prepared in accordance with
the International Financial
Reporting Standards (IFRS),
the requirements of the
South African Companies
Act, No 71 of 2008, as
amended, the JSE Listings
Requirements and King IV
•
Audited in accordance with
International Standards on
Auditing
•
Includes the Directors’ report
Our dedicated annual reporting
website, hosts PDFs of the
full suite of reports to facilitate
ease of access by and
communication with
stakeholders.
AngloGold Ashanti’s 2018 suite of reports comprises:
<IR>
<NOM>
<SDR>
<R&R>
<AFS>
<WWW>
Scan to visit the
mobile website
www.aga-reports.com
Houses the full suite of
2018 reports together with
supplementary information
Compiled for each operation, these include relevant operational and sustainable development information
OPERATIONAL PROFILES
SUSTAINABLE DEVELOPMENT REPORT 2018

The AngloGold Ashanti Sustainable
Development Report 2018 presents
comprehensive and detailed
information on our sustainable
development performance.
In setting our reporting boundary for
each material issue, we have considered
impacts which result from operations within
AngloGold Ashanti and its associated
companies, as well as from outside the
organisation. In exceptional circumstances
we may report on developments, impacts
and data outside our reporting boundary
where these are material to the business and
its sustainable development performance.
In the context of this report, “outside of
the organisation” refers to our suppliers,
where we do not own the assets and do not
directly engage or employ the workforce,
and where we do not operate the asset
under a contractual obligation. “Within
the organisation” refers to all operations
and entities in which the group has a
controlling interest and which are under
our management, in terms of a contractual
obligation. We do not report non- nancial
information for Morila Mine in Mali or Kibali
Mine in the Democratic Republic of the
Congo (DRC), which are managed and
operated by our joint venture partner
Barrick Gold Corporation following its
merger with Randgold Resources Limited.
Control:
By control we mean we own the
assets and engage or employ
the workforce.
Signi cant in uence:
By signi cant in uence we
mean we operate the asset
under a contractual obligation
to the owners.
Reporting
Information is consolidated and
reported as AngloGold Ashanti
results for assets under our
control. For assets where we
have a signi cant in uence,
we may choose to report
information externally if it is of
speci c interest and applicable
agreements allow.
ABOUT THIS REPORT
Compliance with
reporting standards
102-54
This report has been prepared
in accordance with the Global
Reporting Initiative (GRI) standards:
core option. These standards are
the benchmark for sustainability
reporting globally. This includes
conducting a robust materiality
assessment and focusing our
reporting on these aspects
1
.
AngloGold Ashanti is a signatory of
the United Nations Global Compact
(UNGC) and this report serves
as the 2018 Communication on
Progress (COP). Our sustainable
development approach and
activities are also aligned with
the Sustainable Development
Framework of the International
Council on Mining and Metals
(ICMM), of which AngloGold Ashanti
is a member.
The section on External Charters
provides additional detail of
compliance with other frameworks,
including voluntary memberships.
This section can be found on our
online report www.aga-reports.com
There have been no signi cant
changes in our reporting during
the year. 102-49
1
www.aga-reports.com/18/download/AGA-GRI18.pdf
SUSTAINABLE DEVELOPMENT REPORT 2018

The AngloGold Ashanti Sustainable
Development Report 2018 articulates
our sustainable development
performance across all our operating
jurisdictions for the reporting period
1 January 2018 to 31 December 2018.
It is organised around a set of material
issues which are a synthesis of the main
challenges and opportunities facing
AngloGold Ashanti. As such, they are central
to our sustainable development strategic
approach, our actions, and the results we
have achieved.
The process of selecting the material issues
is guided by the International Integrated
Reporting Council (IIRC), the GRI Standards
and the AA1000 Accountability Stakeholder
Engagement Standard. Our process has
matured signi cantly over the past ve years.
From initially hosting an annual multi-
disciplinary corporate workshop, we progressed
in 2017 to hosting an online survey designed
to engage a wider business audience which
included operational leaders. This approach
facilitated richer content discussions, with a
more rigorous analysis. For 2018 we followed
a similar approach, with the online survey
having a signi cantly higher response rate
than in the previous year, and with a higher
quality in the responses. Survey responses in
2018 were also compared to those from the
previous year.
The online survey was
made up of the following
components:
The external
landscape
We conducted a qualitative survey of the top
threats and opportunities using a PESTLE
analysis. This acronym is used to describe
the Political, Economic, Social, Technological,
Legislative and Environmental aspects of our
business landscape.
Review of the 2017
company risks and
material issues
We conducted a semi-quantitative rating
of the top 10 company risks, as well as
the material issues as published during
the 2017 reporting year to establish their
current relevance. A net relevance score for
each company risk and material issue was
calculated as part of the analysis.
Identi cation of
emerging issues
The survey was also designed to capture
emerging risks and issues not captured by
the PESTLE, or the 2017 company risks and
material issues.
Alongside the survey, we also studied data
from external mining risk reports, issues
arising from our interactions with investors
and other stakeholders, and company stories
trending in social media and news reports.
These inputs were used as a basis to test the
internal thinking from the analysis, as well as
to identify new issues which may not have
been considered.
This process resulted in a detailed report on
the materiality process, survey responses
and analysis and concluded with a set of 10
material issues. These were subsequently
approved by the Executive Committee, to
ensure that they represented a balanced and
comprehensive view of the critical areas of
concern for the business and stakeholders.
In this report there is an explicit connection
between the material issues, our strategy
and the actions we have undertaken for
a coherent response to the issues. As
integration of the United Nations’ Sustainable
Development Goals (SDGs) is an important
part of our strategy, we have also prioritised
the relevant SDGs and included a detailed
mapping of the issues and our actions
to subsets of each goal where we may
contribute wholly or in part to its achievement
(
1
UN resolution – Transforming our
world: the 2030 Agenda for Sustainable
Development). This mapping does not re ect
speci c internal targets, but does strengthen
our continued work to align our business
agenda more closely to a societal one.
2018 <SDR> SELECTING OUR REPORT CONTENT
102-46
102-50
102-51
102-52
1
www.un.org/ga/search/view_doc.asp?symbol=A/RES/70/1&Lang=E
External perspectives
Aligning with
our strategy
SUSTAINABLE DEVELOPMENT REPORT 2018

OUR 2030 ASPIRATIONAL GOALS
of the Sustainable Development disciplines
SAFETY
Workplaces free of injury and harm
•
Embedding and integrating safety into the business
•
Risk management to drive workplaces free of harm
•
Enabling safe operations through line management
•
Critical control modelling for next generation protection
•
Safety
•
Health
•
Environment
•
Governments and communities
•
Security and human rights
Prioritised discipline SDGs
Prioritised discipline SDGs
Prioritised discipline SDGs
Prioritised discipline SDGs
Prioritised discipline SDGs
Prioritised discipline SDGs
•
  Strengthening organisational capability and health risk
management to eliminate occupational exposures above set limits
•
  Company health initiatives to optimise tness for work
•
  Community health initiatives – strengthening health systems;
responding to epidemics; calculating tangible value to
the business
HEALTH
Healthy employees and healthy communities
•
  Communities – strengthening institutional capacity, establishing strong partnerships and creating alternative industries
•
  Governments – strengthening institutional capacity, in uencing for policy certainty and establishing strong partnerships
GOVERNMENTS AND COMMUNITIES
Communities are self-sustaining – free from
poverty and inequality
•
  Integrating and embedding Security and Human Rights into all business processes
•
  Resilient security systems enabled by technology and
intelligence – driving a predictive and pre-emptive approach
•
  Community involvement and partnering in Security and Human
Rights issues
SECURITY AND HUMAN RIGHTS
No human rights violations and communities
assist in protecting our business
SDGs APPLICABLE ACROSS
THE DISCIPLINES
•
  Risk management to drive zero harm – elimination of
harmful discharges
•
  Leveraging our position in land and water as a catalyst to create value beyond our traditional scope of in uence
•
  Driving integrated closure management across the mine cycle
ENVIRONMENT
Zero harm and equitable use of natural resources
Shifting the dialogue from reactive to forward thinking...
NO POVERTY
QUALITY EDUCATION
CLEAN WATER AND
SANITATION
DECENT WORK AND
ECONOMIC GROWTH
PEACE, JUSTICE AND STRONG
INSTITUTIONS
GENDER EQUALITY
INDUSTRY, INNOVATION,
INFRASTRUCTURE
INDUSTRY, INNOVATION,
INFRASTRUCTURE
REDUCE INEQUALITIES
REDUCE INEQUALITIES
RESPONSIBLE CONSUMPTION,
PRODUCTION
SUSTAINABLE CITIES
AND COMMUNITIES
SUSTAINABLE CITIES
AND COMMUNITIES
CLIMATE ACTION
LIFE ON LAND
PARTNERSHIPS FOR
THE GOALS
PARTNERSHIPS FOR
THE GOALS
PARTNERSHIPS FOR
THE GOALS
GOOD HEALTH AND
WELL-BEING
GOOD HEALTH AND
WELL-BEING
SUSTAINABLE DEVELOPMENT REPORT 2018

ABOUT
ANGLOGOLD
ASHANTI
SECTION 1
AngloGold Ashanti, an independent, international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa.
Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.
3.4Moz
$773/oz
$976/oz
ZAR 0,95
Production from operations
decreased from 3.8Moz in 2017
Total cash cost at lower end of guided
range between $770 to $830/oz
All-in sustaining costs
down 7% year-on-year
Dividend of ZAR 95 cents per share declared,
given strong cash ow performance
IN THIS SECTION
SECTION 1 / ABOUT ANGLOGOLD ASHANTI
SUSTAINABLE DEVELOPMENT REPORT 2018

CORPORATE PROFILE
AngloGold Ashanti, an
independent, international gold
mining company with a globally
diverse, high-quality portfolio
of operations and projects, is
headquartered in Johannesburg,
South Africa.
Measured by production, AngloGold
Ashanti is the third-largest gold mining
company in the world.
Our portfolio of assets
As at 31 December 2018, our portfolio of
14 operations in nine countries included
long-life, relatively low-cost operating
assets with differing orebody types, located
in key gold-producing regions around
the world. These operating assets were
supported by three green elds projects
in a tenth country and a focused global
exploration programme.
Our operations and green elds projects
are grouped into the following regions:
Continental Africa, Americas, Australasia
and South Africa.
Our footprint
102-45
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

CORPORATE PROFILE CONTINUED
acid in Brazil. In compliance with all applicable
legislation, great care is taken to ensure the
safe production, transportation and storage of
sulphuric acid, which is a hazardous material.
Following the sale of the Vaal River operations,
effective 28 February 2018, which included the
uranium producing unit, AngloGold Ashanti no
longer produces uranium.
Shareholders and their shareholdings
AngloGold Ashanti has a diverse spread of
shareholders that includes some of the world’s
largest nancial institutions.
Government and other interests
The government of Ghana holds
173,650 shares and 0.04% of
total shares in issue in AngloGold
Ashanti with the respective national
governments in the DRC, Guinea
and Mali holding direct interests
in our operating subsidiaries or
joint ventures in those countries. In
Argentina, Fomicruz, a state company
in the province of Santa Cruz, has an
interest in Cerro Vanguardia. For more
information see page 8 of the <IR>
1
.
Our listings
The primary listing of the company’s ordinary
shares is on the JSE in South Africa. Its shares
(or depository receipts) are also listed on the New
York, Australian and Ghana stock exchanges.
Our business
Our business activities span the full spectrum
of the mining value chain – from exploration
through mining to the production of re ned
gold and its sale. Our activities also include
mitigating our impact on the communities and
environments in which we operate.
To maintain and strengthen our social
capital, we aim to create sustainable value
for shareholders, employees, and social and
business partners through safe and responsible
mining and discipline in the allocation of capital.
Over the past ve years, AngloGold Ashanti
has transformed itself by increasing ef ciencies
and competitiveness, focusing on safety and
sustainability performance, improving margins,
containing operating and overhead costs, and
generating positive cash ows, in line with our
strategic objectives.
Our organisational and management
structures align with global best practice in
corporate governance. By using our human
capital ef ciently, group support functions
cover planning and technical, strategy,
sustainability, nance, human resources, legal
and stakeholder relations. The planning and
technical functions focus on identifying and
managing opportunities, maintaining long-term
optionality, and ensuring the optimal use of our
intellectual capital through a range of activities
that include brown elds and green elds
exploration as well as innovative research
focused on mining excellence.
Our exploration programme is aimed at
establishing an organic growth pipeline to
enable us to generate signi cant value over
time. Green elds and brown elds exploration
is conducted in both established and new
gold-producing regions, through managed and
non-managed joint ventures, strategic alliances
and wholly-owned ground holdings.
Our world-class green elds discoveries
include La Colosa, Gramalote and
Quebradona (Nuevo Chaquiro) in Colombia.
CORPORATE
STATUS UPDATE
•

Restructuring of South Africa
region continued. Sales of Moab
Khotsong and Kopanang were
successfully concluded on
28 February 2018
•

Following rati cation by the
Ghana parliament of agreements
reached with government during
2018, the redevelopment of
Obuasi began in January 2019
•

Closure on track at Yatela and
its sale is pending, subject to
ful lment of conditions precedent
•

All other assets operational
Our product
Once mined, gold ore is processed into doré
(unre ned gold bars) on site and dispatched
to precious metals re neries for re ning to a
purity of at least 99.5%, in accordance with
the London Bullion Market Association’s
standards of ‘good delivery’. The re ned gold
bars are then sold directly to bullion banks.
While gold is our principal product, some minor
by-products also make up a small proportion
of our manufactured capital output. By-
products are silver in Argentina and sulphuric
1
www.aga-reports.com/18/download/AGA-IR18.pdf

SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

HOW WE CREATE AND SHARE VALUE
2018
2017
Suppliers – includes procurement of goods and services, operating costs, rehabilitation and exploration
1,839
Employees – includes salaries and wages paid and investment in training and development
1,002
Government – includes current tax, royalties, tax paid on behalf of employees and production, property and other taxes
659
Providers of capital – includes nance costs, unwinding
of obligations and dividends paid
208
Community – includes region-speci c socio-economic development programmes in relation to our social licence to operate
27
Total
3,326
3,735
Related SDGs
$713m
(17% of value generated)
$1,676m
(41% of value generated)
$4,045m
Economic value generated during 2018
$714m
(18% of value generated)
$202m
(5% of value generated)
$21m
(1% of value generated)
Economic value distributed – 82% of value generated ($m)
Economic value generated ($m)
Aligning with the SDGs
NO POVERTY
QUALITY EDUCATION
CLEAN WATER AND
SANITATION
DECENT WORK AND
ECONOMIC GROWTH
DECENT WORK AND
ECONOMIC GROWTH
PEACE, JUSTICE AND STRONG
INSTITUTIONS
PEACE, JUSTICE AND STRONG
INSTITUTIONS
GENDER EQUALITY
REDUCE INEQUALITIES
RESPONSIBLE CONSUMPTION,
PRODUCTION
RESPONSIBLE CONSUMPTION,
PRODUCTION
SUSTAINABLE CITIES AND
COMMUNITIES
PARTNERSHIPS FOR THE GOALS
PARTNERSHIPS FOR THE GOALS
PARTNERSHIPS FOR THE GOALS
GOOD HEALTH AND
WELL-BEING
2018
2017
Sales of gold and by-products
3,943
4,510
Interest received
17
15
Royalties received
10
18
(Loss) / pro t from sales of assets
(20)
8
Income from investments
95
7
Total
4,045
4,558
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

OUR 2018 PERFORMANCE
$3.3bn
Economic value distributed; of this
$0.947 billion was paid to employees as
salaries and wages and $21 million spent
on community and social investment
53%
Reduction in all occupational
disease frequency rate
36%
Improvement in all
injury frequency rate
$1.6bn
Spend with local suppliers
3.4Moz
Produced in 2018 (2017: 3.8Moz)
$976/oz
All-in sustaining costs at lower
end of the guided range
44,249
Average number of employees
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

SECTION 2
AngloGold Ashanti’s leaders play an active role in the company’s sustainable development performance – from a governance level to overseeing business activities. This section provides insight into how sustainable development is viewed and managed from the
most senior level.
IN THIS SECTION
LEADERSHIP
MESSAGES
Building
Strengthening
Aligning
Contributing
quality relationships
social licence to operate
strategy with SDGs
to the transformation of the mining industry
SECTION 2 / LEADERSHIP MESSAGES
SUSTAINABLE DEVELOPMENT REPORT  2018

FROM THE CHAIRPERSON
of the Social, Ethics and Sustainability Committee
Nozipho January-Bardill
Chairperson of the Social, Ethics
and Sustainability Committee
The 2018 AngloGold Ashanti
Sustainable Development Report
represents the company’s
continuing efforts to use
the discipline as a source of
innovation for conducting the
exploration and mining of our
products in a way that is legally,
economically, socially and
environmentally responsible.
The company has moved away from
using sustainability as a compliance
driven and reporting function, to
an executive, board, and in some
instances, shareholder driven strategic
imperative for generating real value for
stakeholders and contributing to the
transformation of the mining industry.
Our sustainability strategy is not only a driver of
innovation. It overarches the company’s business
strategy to create value from exploiting a non-
renewable resource for our shareholders, our
employees, the governments and communities
that have entrusted us with the legal, social and
environmental licences to operate.
We are aware that shareholders are pressing
for leaner operations, greater returns on
investments and more diligent measures
to avoid risks related to environmental
degradation. We are tuned in to the fact that
host country governments are reviewing
mining contracts and codes and insisting that
minerals are a public resource that can boost
national economies and GDP’s. There are
rising concerns around artisanal and illegal
mining and the associated life-threatening risks
to which they are exposed. Our company is
aware that citizens seek increased transparency
and accountability through more constructive
dialogue, active participation in solving industry
problems and fairer procurement opportunities.
Similarly, women – inside and outside the
industry – do not wish to be excluded from
employment in the sector and from occupying
senior board and executive positions. They wish
to play a more visible and signi cant role in re-
imagining and building a more sustainable and
responsible mining sector.
In this context, AngloGold Ashanti strives to
see the opportunity that these realities present
and to use this knowledge as well as its
understanding of the technical complexities
and inherent risks of operating mines in poor
and more developed countries, to inform its
strategic short- and long-term sustainable
business goals. Our practices are informed
by internal values and ethics, by external
government policies and regulations, by the
provisions of our own bill of rights in the South
African Constitution, the Mining Charter, and
by the guidance and international standards
of good practice provided by multilateral
agencies such as the United Nations Global
Compact, the International Council on Mining
and Metals, the World Business Council for
Sustainable Development and others. These
institutions play a key role in supporting the
industry’s efforts to create sustainable futures
through responsible mining.
In 2017, the company took the bold step of
aligning its business strategy with the 2030
SDGs. It entered into a partnership relationship
with the Minerals and Metals Initiative at the
University of Cape Town to explore ideas
on how research in mining and AngloGold
Ashanti’s experience and expertise can jointly
contribute to shifting the sector into a more
sustainable paradigm.
Bold and ethical leadership, collaboration and a
willingness to work outside traditional and limiting
silos can create opportunities that realise the
full potential of employees and build trustful and
harmonious relations with states, communities,
industry peers, investors and suppliers.
In line with the requirements of the King IV
Report on Corporate Governance and
to ensure that the company remains a
responsible corporate citizen, the Social,
Ethics and Sustainability Committee continues
to play an active role in the governance of the
company’s sustainable development activities.
The committee actively monitored the
company’s employment equity, diversity and
inclusion, health of discipline and localisation
strategies. It also paid attention to gender
parity, social investment, local procurement, as
well as strategies related to engagement with
civil society activists in the mining sector, legal
compliance and whistle blowing.
In conclusion, the report seeks to be an
honest and transparent re ection of our
sustainability challenges and the actions
we have taken to address them effectively
to achieve our business goals. While we
acknowledge that much more work remains
to be done, as Chairperson of the Social
Ethics and Sustainability Committee, I remain
optimistic about the direction we are pursuing
and am con dent that we will remain resolute
in enhancing the stakeholder trust we are
building and achieving and maintaining our
legal and social licences to operate.
SUSTAINABLE DEVELOPMENT REPORT 2018

SECTION 2 / LEADERSHIP MESSAGES

FROM THE DESK OF THE CEO
Kelvin Dushnisky
Chief Executive Of cer
AngloGold Ashanti’s conduct
as a corporate citizen and the
way we, as an organisation,
meet our commitments to all
stakeholders, is fundamental
to how we ful l our role as an
important part of the societies in
which we operate.
Like any global mining company,
AngloGold Ashanti has a range of
important stakeholders which at
times may have somewhat different
or even conflicting expectations.
Our aim is to manage these expectations
sensitively and respectfully, underpinned not
only by a clear view of the opportunities the
business has, but also an honest discussion
of the risks, challenges and trade-offs the
business faces as it looks to unlock value from
the responsible development of a precious –
and nite – natural resource. At all times we aim
to nd mutual bene t and to exist in harmony
with those in uenced by our activities.
To this end, this report includes a discussion
around our aspirations with respect to the 2030
sustainable development goals we have set,
and the work done to integrate the SDGs into
our strategy.
Our sustainable development strategy and
performance remains a foundational aspect
of our business. We see the successful
implementation of this strategy as an enabler
of business success; and so meeting our
sustainability commitments is as important
as achieving targets in cost management,
production and pro tability. It is core to our
business, a line accountability and essential to
maintaining our license to operate.
In giving effect to our strategy we have
continued to focus on the two important
aspects of building trust with our stakeholders
and enhancing the quality of solutions we
develop and apply in responding to challenges.
These two aspects are critical as we navigate
the complex political, economic and social
challenges facing the mining industry.
In building trust, we recognise the need to
always act with integrity, to deliver on our
commitments and to invite our stakeholders
to participate in developing shared solutions
for our common challenges. We strive to
create an environment that nurtures innovation
and integrates all aspects of sustainable
development into the core of our business
operations. We recognise that this is a journey
rather than a destination, and one which we
embrace the need to continually improve.
In this sustainable development report, we
seek to present an honest re ection of the
progress we have made, while acknowledging
the signi cant challenges we still face in
achieving our goals. Achieving our lowest All
Injury Frequency Rate was overshadowed by
the tragic loss of three colleagues early in the
year due to workplace accidents. Similarly,
while we have seen continued reduction in
occupational diseases across the company,
these diseases have not yet been eliminated,
and we have continued to record cases of
Silicosis and Noise Induced Hearing Loss.
We are also mindful of emerging occupational
diseases such as those related to diesel
particulates, and public health challenges
common in many of the countries where we
operate. This clearly indicates that much work
remains to create workplaces free of injury and
illness, an endeavour we are undertaking in our
own right and also as part of a number of industry
forums. Similarly, we continue to cooperate
with our peers to nd improved ways to protect
the environment, minimise our use of natural
resources such as land, water and energy –
scarce resources that we share with our hosts.
While we are proud of the progress made in
embedding a culture within our business of
respecting and advancing human rights, there
is con ict we face and must constructively
address with various communities adjacent to
our operations. While we recognise that mining
is an important driver of economic development
– particularly in emerging economies – we
also know well that it is by its very de nition a
disruptive enterprise with impacts that must be
carefully managed and mitigated.
We need to work hard to improve the dialogue
with our neighbours in order to mitigate
their concerns, incorporate their input in the
development and operations of our assets,
and continue to enhance their bene t in the
form of local content in the procurement
of goods, services and meaningful skills
development. This is the true path to improving
the license to operate.
Going into 2019 and beyond, we remain resolute
in our commitment to sustainable development.
We welcome your engagement with the report
and invite your comments and questions to
sustainability@anglogoldashanti.com.
SUSTAINABLE DEVELOPMENT REPORT 2018

SECTION 2 / LEADERSHIP MESSAGES

THE VIEW OF EXECUTIVE VICE PRESIDENT,
Sustainable Development
David Noko
Executive Vice President,
Sustainable Development
Sustainable development
in AngloGold Ashanti is
characterised by a continued
maturation journey in the
face of a challenging
business landscape.
Our operating environments,
particularly those in emerging
economies, reflected the trend of
increasing tensions across political,
social and economic aspects.
Central to this is the expectation –
of host countries and communities
– for a greater share of the benefits
from mineral resources.
While these trends occur over time, the steady
progression is interspersed by periods of
heightened tension. This is often associated
with impending elections in host countries, or
with changes to national political leadership.
In this setting, the mining sector is commonly
brought into focus as a political, economic
and social issue. This calls for us to be mindful
of the dynamics affecting our business, and
to establish meaningful relationships with all
constituencies so that they experience a fair
deal from our mining activities, in a way that is
enduring beyond national political changes.
The quality of relationships we share with local
communities – especially where they have a
stake in our business success – is an important
determinant of our business continuity and
competitiveness. Increasing our sustainability
maturity as a company and moving through
the stages of being reactive and compliant to
being proactive in responding to challenges,
is essential to nurturing relationships based on
trust and mutual bene t. In 2018, we continued
this maturation journey, and while we have not
reached a consistent state of proactiveness,
we remain resolute and have demonstrated
progress.
Our ongoing trajectory is re ected in various
highlights during the year, all building on the
foundation created over the past few years.
Following the setting of aspirational sustainable
development goals in 2017, we made further
progress in aligning our work to achieving
those SDGs that are relevant to our business.
This included understanding how our activities
map and contribute to speci c criteria of our
prioritised SDGs, as outlined in the landmark
United Nations General Assembly resolution
on “Transforming our world: the 2030 Agenda
for Sustainable Development”. Linked to this,
all sustainability disciplines completed roll out
of the company sustainable development
framework, with the development of three-year
work plans.
Work to integrate sustainable development
into core business operations continued, the
most notable being strengthening sustainability
input into business projects and collaborating
closely with the company supply chain
department to strengthen the local mining
value chain. This collaboration gave rise to
a company policy on local procurement. We
anticipate that as sites make progress toward
meeting the policy requirements, we will see a
step change in local value chain strengthening.
We also expect that this will have a positive
and far reaching in uence on the quality of
relationships we share with local communities
and host countries.
Progress on our journey has also been
re ected in our performance. Protecting
people from harm and striving toward
workplaces free of injury continued to
receive attention at the highest levels in the
company, as well as being embedded into
the daily work of all employees. With our
focus on risk management and ensuring that
critical controls are actively monitored and
effective, we continued to see improvements
in our safety performance. This approach
has been extended to addressing health
risks and contributing to healthy employees
and healthy communities. We continued to
show progress in reducing moderate and
reportable environmental incidents, as well as
in improving energy ef ciency and reducing
greenhouse gas emissions. Our dedicated
focus on respecting human rights continues,
and we are pleased to report that no human
rights violations were recorded during the year.
In 2018, challenges with illegal mining persisted,
and while fatalities relating to illegal mining
on our tenements are beyond our immediate
control, we continue to report on them
transparently. We also work closely with local
authorities to address this complex challenge.
Going forward we will maintain efforts to
strengthen our social licence to operate,
integrating sustainable development into the
business and enhancing collaboration with
stakeholders as we strive to ensure mutual
bene t to all stakeholders. In this light, we
will also continue to re ne our strategy and
the actions required to demonstrate good
corporate citizenship, and our contribution to
achieving a world that we all aspire to.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 2 / LEADERSHIP MESSAGES

DELIVERING
SECTION 3
Our sustainable development strategy has since 2018 integrated sustainability principles across all disciplines and into the business to progress from meeting compliance to generating and sharing value. In 2018 we continued this journey to strengthen our approach, further integrate into the business for greater impact, and extending engagement for collaboration, learning and transparency.
ON OUR SUSTAINABLE
DEVELOPMENT STRATEGY
IN THIS SECTION
Continued
Deeper
Engaging
translation of the strategy
integration into the business
with external stakeholders
SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY
SUSTAINABLE DEVELOPMENT REPORT 2018

STRATEGY FOR SUSTAINABLE DEVELOPMENT
Consolidation
and pushing
the boundaries
SUSTAINABLE
DEVELOPMENT
JOURNEY
2014
2013
2018
2015
2016
2017
2018
Deepening integration into the
business and value chain
Strengthening connections between
business activities and the SDGs
2013
2014
2015
2016
2017
Current phase of the
sustainable development
journey begins
Developing a common strategic framework
Inward focus with varying degrees of
discipline maturity
Integrating the
disciplines
Guiding principles and philosophies
embedded into discipline work
Common language and approach
Integrating into the
business
Strengthening credibility of sustainable
development portfolio
Sustainability conversations shift from
meeting compliance to generating value
Leverage off the
foundation
Targeted integration into strategic
business processes
Pockets of excellence observed.
Mapping the SDGs to material issues
Outward focus and
collaboration
AngloGold Ashanti University of Cape Town
partnership for thought leadership and innovation
Operationalising SDGs – 2030 aspirations set
with step change activities
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY

AngloGold Ashanti’s sustainable
development landscape is complex,
and while there have not been any
fundamental shifts over the past few
years, the nuances of the challenges
faced continue to evolve over
time. With most of the company’s
operations located in emerging
economies, the global challenges
of poverty and inequality assume
greater prominence, setting the
tone for how dynamics within our
business environment unfold.
Through our annual materiality process,
challenges and opportunities are evident
across the political, economic, social,
technological, legal and environmental
dimensions. We face political uncertainty
or instability in various jurisdictions, often
associated with policy and regulatory
uncertainty. Weak public institutions, along
with economic hardship in these countries
aggravate the challenge. The social
dimension continues to be an increasingly
in uential aspect of our evolving sustainable
development landscape. Heightened
stakeholder expectations for the mining
sector to contribute to socio-economic
development need to be understood and
addressed in a way that builds trust, yet
balanced with the core business requirement
to ensure pro tability within the laws and
norms of society. We continue to see
convergence of social licence to operate
and legal requirements for licencing and
operating, and this is one of many examples
of interrelationships and interdependencies
between all the dimensions of the terrain we
operate in. These interrelationships create
both opportunities and threats.
A key example of the opportunity-threat
paradox, is in the application of new
technology to shift performance. Technology
and its application connects to each of
the political, economic, social, legal and
environmental dimensions of sustainability.
On the one hand, embracing technology
in the mining industry, which has lagged
other sectors, is essential for improving
industry ef ciency, productivity, sustainable
performance and competitiveness. On the
other, in emerging and labour-intensive
economies it may be perceived as a threat
to already high levels of unemployment.
Grappling with these complexities is the
nature of sustainable development.
The United Nations’ SDGs provide a unique
opportunity to elevate the conversation from
trade-offs to collective and collaborative
solutions. Together with the African Union
2063 Agenda, and the National Development
Plans of countries where we operate, they
provide a framework for us to work and live
harmoniously with our stakeholders to achieve
economic development, societal well-being
and environmental protection.
The materiality process, and the selection
of the material issues reported on, validates
the company view on the challenges and
opportunities we face as well as our strategic
approach and actions in responding to them.
Our actions in 2018
In 2018, we continued the journey outlined
in the 2017 Sustainable Development
Report
1
. The work followed three main
themes: continued translation of the strategy
through the sustainable development
discipline to strengthen a coherent approach;
further integration into the business for
greater impact; and extending external
engagement for collaboration, learning
and transparency.
Continued translation of the strategy
During the year, the Group Community,
Government Affairs, Group Security and
Human Rights strategies were reviewed
and aligned to the Group Sustainable
Development strategic framework. The
process followed was the same as that
followed for Safety, Health and Environment
and reported on previously
1
.
SUSTAINABLE DEVELOPMENT STRATEGY
1
www.aga-reports.com/17/sd/strategy/journey
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY

SUSTAINABLE DEVELOPMENT STRATEGY CONTINUED
This process completed the roll out and
alignment of the sustainable development
strategic framework through all the
sustainability disciplines in AngloGold Ashanti,
with key outcomes including clari cation of the
discipline 2030 aspirational goals, determining
the strategic focus areas to frame the work to
be done, prioritisation of the relevant SDGs
and the development of three-year work plans
toward achieving the goals.
Furthermore, developing a coherent set of
actions for each strategic focus area and using
these to further prioritise the SDGs enabled
a detailed analysis of how we contribute to
achieving selected targets within the SDG
themes. In this way, our contribution to
achieving the SDGs is embedded into the
sustainable development strategy and the
work done to translate the strategy into action.
The links between our strategy and the
SDGs are re ected in each material issue
of this report.
Deeper integration into the business
The concept of integrating sustainable
development into business processes and
activities is well recognised as an important
means to enhance sustainability outcomes and
is a key aspect of our sustainable development
strategy. All sustainability disciplines have
incorporated this work as a strategic
focus area.
During the year, work was done across two
broad streams of activities. Firstly, sustainability
disciplines continued to strengthen their
interaction with business operations at all
levels, considering both project development
and ongoing operations. Secondly,
collaboration with the supply chain team
continued, with development and rolling out
of a company local procurement policy which
enables local supply chain strengthening
in the jurisdictions where we operate. This
two-pronged approach is helping to increase
line accountability for business sustainable
development outcomes, and to enhance
the positive impact of our operations on
stakeholders.
Engaging with external stakeholders
As part of AngloGold Ashanti’s sustainability
maturation journey, in 2018 we progressively
extended our engagement with external
stakeholders for collaboration, learning and
transparency. This enabled a more critical
review of our strategic approach, and a greater
contribution by the company to positively
in uence the mining sector’s sustainable
development agenda.
In addition to engaging through industry
bodies, various agencies and governments at
international and national levels, two notable
engagements were:
•
continuation of the partnership between
AngloGold Ashanti and the University of
Cape Town in South Africa; and
•
active participation in the Responsible
Mining Index process.
In the 2017 Sustainable Development Report
we described the partnership between
AngloGold Ashanti and the University
of Cape Town, with the selection of two
projects for collaboration. The rst was a
thought-leading multi-stakeholder workshop
on “Green Mining: Beyond the Myth” and
the second focused on our approach to
embedding the SDGs into the business
strategy. The proceedings of the multi-
stakeholder workshop, which included
innovative thinking on concepts in the mining
sector and explored complex challenges
and dilemmas faced by the industry, were
consolidated into a publication under the
same name. The book was launched in
February 2018, as the rst open access
partnership product.
Later in the year, the collaborative work to
embed the SDGs into business strategy was
published by the University of Cape Town
as a working paper entitled “Embedding
the Sustainable Development Goals into
Business Strategy and Action”. The working
paper described the AngloGold Ashanti
case study and converted the learning into a
toolkit enabling a step-by-step application of
the process by any company, in any sector
wishing to pursue a similar journey. During
its development the toolkit was reviewed by
various stakeholders and experts including
from the Embedding Project and the United
Nations Development Programme (UNDP)
1
.
The Responsible Mining Index Assessment
commenced in 2017, continuing into
2018 with the release of the report in the
rst half of the year. Using an evidence-
based approach, the assessment covered
30 mining companies, focusing on
company policies and practices across
various Economic, Social, Environmental
and Governance aspects. The index is
underpinned by a philosophy that mining
should bene t the economies, improve the
lives of people and respect the environments
of host countries, while also bene tting
mining companies in a fair and sustainable
way. In actively participating in the
assessment, AngloGold Ashanti experienced
it as an opportunity for an honest and
transparent re ection on our strategy and
performance, as well as one to learn
from our peers and work towards
continuous improvement.
Our performance
In reviewing our performance, we
consider our self-assessment of progress
in improving our sustainable development
maturity level as well as ratings we have
attained from external indexes.
As with previous years we used three
rating categories namely: reactive,
compliant and proactive, to assess our
maturity in each strategic focus area.
1
www.
toolkit download
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY

Responsible Mining Index
The Responsible Mining Index evaluated the sustainability performance of 30 companies across six dimensions.
Dimension
AngloGold Ashanti relative ranking
Economic development
16
th
Business conduct
10
th
Lifecycle management
3
rd
Community well-being
4
th
Working conditions
1
st
Environmental responsibility
4
th
AngloGold Ashanti performed in the top 10 in ve of the six dimensions.
SUSTAINABLE DEVELOPMENT STRATEGY CONTINUED
AngloGold Ashanti sustainable development maturity assessment
Strategic focus areas
Objective
2016 2017    2018
Health of disciplines
Ensure effective structures and competence; actively
manage the sustainable development talent pool
Embedding and
integrating sustainable
development
Business leaders understand sustainable development
and it is integrated into business processes and activities
Information and
knowledge management
The right information is appropriately captured, shared
and used to improve decision making
Engaging with
stakeholders and
partnerships
Stakeholders and their relationships to the business
are understood, and they are effectively engaged to
optimise impact
Managing risk
Sustainable development related risks are understood,
critical controls are identified and established, and control effectiveness is demonstrated
Capitalising on
opportunities
Sustainable development opportunities are systematically
identified and used to the benefit of the business, the
environment and society
Monitoring, evaluation
and reporting with
effective governance
The business achieves its sustainable development
performance outcomes and effective oversight ensures
integrity of the systems in place
Being a catalyst for
sustainable and mutual
value
The business competences are leveraged to create shared
value with stakeholders beyond our immediate scope of
influence, enhancing the social license to operate
Communicating
sustainable development
performance
Internal and external stakeholders are meaningfully
engaged on company sustainable development issues
and performance
Enabling business
competitiveness
Sustainable development initiatives position the company
as the leaders in the field – across the mining industry
and other sectors
LEGEND
Compliant Proactive Reactive
Dow Jones Sustainability
Index (DJSI)
The DJSI assesses companies across
economic, environmental and social
dimensions. In 2018, 75 companies in
the metals and mining sector were invited
to participate, with 58 being assessed.
AngloGold Ashanti’s score was in the
86th percentile relative to peers, and the
company retained its membership of the
DJSI emerging markets index.
FTSE Russell ESG Rating and
FTSE4Good Index Series
In December 2018, AngloGold Ashanti
retained its status as a constituent of
the FTSE4Good Index Series. The Index
identi es companies that demonstrate
strong environmental, social and
governance practices measured against
globally recognised standards. In each
of these practices, AngloGold Ashanti
scored consistently higher than the
industry (basic metals) and subsector
(gold mining) averages.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY

Our approach
102-42
102-43
Stakeholder engagement underpins
the value creation process and is
vital to the success of our business.
Our stakeholders are those groups
of people who may be affected by
AngloGold Ashanti’s decisions and/
or activities, and who can in turn
influence our activities.
Our stakeholder engagement is informed by
our operating environment and our activities.
The feedback obtained in stakeholder
engagement feeds in to the processes
to determine our material issues and our
business risks and opportunities. Engagement
is driven by the need for us to determine and
understand stakeholders’ perspectives, views
and expectations, and aims to establish and
maintain mutually-bene cial relationships.
This is especially important in relation to our
host communities, one of several important
stakeholder groupings with which we engage.
Building and nurturing our stakeholder
relations is integral to securing and protecting
our licence to operate, to addressing our
material issues, and to enhancing shareholder
value as we execute our strategy.
We engage directly and indirectly with our
various stakeholders. Such engagement is
regular, transparent, and aligned with our
values. Engagement is an inclusive, continuous
and two-way process. It is important that
we understand stakeholder needs and
expectations in order to better manage them;
and we in turn provide and share information
about AngloGold Ashanti, on our objectives,
policies and standards, and our nancial,
operating and sustainability performance.
Engagement is conducted in line with the King
IV principles. Our stakeholder engagement
process continues throughout the life cycle
of an operation, from exploration through to
closure. Our approach is to mindfully partner
with our stakeholders to assess, manage (and)
or mitigate ethical and regulatory risks.
The board is accountable for stakeholder
engagement through some of the board
committees, and maintains oversight of material
issues concerning stakeholders through the
Social, Ethics and Sustainability Committee.
Given the diverse footprint of our business,
there is a correspondingly diverse set of
stakeholders, each operating within a unique
social, economic, political and regulatory
context. Engagement takes place either at
group level, for an overview of the business
as a whole, or at an operating level, with
stakeholders who need to understand
operational impact and stakeholder in uence
on the business. In all our interactions with
stakeholders we demonstrate our adherence
to our corporate values.
STAKEHOLDER ENGAGEMENT
Our stakeholders and key topics of engagement
102-40
102-44
102-46
Employees
•
  Mitigating safety risk, employee wellness and ensuring stable labour relations
•
  Increasing productivity and maintaining focus on
strategic objectives
•
  Encouraging a collaborative approach to problem solving
Investment community
(includes providers
of nancial capital,
shareholders, investors
and nanciers)
•
  Managing expectations, particularly against strategic objectives
•
  Financial and sustainability reporting – periodically and when there are new developments
Governments and
regulators
•
  Mitigating regulatory and political risk
•
  Appraising governments of new developments at operations
and projects
•
  Engaging proactively in policy development, regulatory proposals and con ict resolution
•
  Ensuring the bene ts of mining ow through to the state at
national, local and community levels
Communities
•
  Managing expectations, upholding human rights and ensuring security of assets and the community
•
  Establishing mutually bene cial partnerships for shared
value creation
Industry partners
and suppliers
•
  Working on long-term partnerships, empowering the
local population
•
  Coming up with solutions to sector challenges or new
developments to promote the industry
Media
•
  Complements and supplements engagements with many other
stakeholders
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 3 / DELIVERING ON OUR SUSTAINABLE DEVELOPMENT STRATEGY

MATERIAL
ISSUES
SECTION 4
Our sustainable development challenge is framed by the material issues facing the company. Our reporting re ects these issues as they were highlighted by the business and our stakeholders.
102-47
Contributing to
self-sustaining
communities
Artisanal and
small scale
mining (legal
and illegal)
Responsible
environmental
stewardship
Employee
and community
health
Employee,
community and
asset security
Talent
management
and skills
development
Employee
safety
PAGES
23-29
PAGES
30-38
PAGES
46-53
PAGES
59-63
PAGES
68-71
PAGES
39-45
PAGES
54-58
PAGES
64-67
PAGES
72-77
PAGES
78-83
Respecting
human rights
Integrated
closure
management
Navigating
regulatory
and political
uncertainty
and risk
01
02
04
06
08
03
05
07
09
10
SUSTAINABLE DEVELOPMENT REPORT 2018
21
SECTION 4 / MATERIAL ISSUES

VIDEO CASE STUDIES
The following videos delve deeper into some of the sustainable development projects undertaken during the year.
Watch the case studies to get a real sense of what AngloGold Ashanti’s sustainability focus involves, and what progress has been made to provide benefits to our stakeholders.
www.aga-reports.com/18/sdr#case-studies
Watch the case studies here:
TALENT MANAGEMENT:
FAST-TRACKING CAREER PROGRESSION
OF YOUNG TALENT
STRENGTHENING
LOCAL PROCUREMENT
PARTNERSHIPS
FOR MUTUAL VALUE
AngloGold Ashanti places people rst. Our board,
executive management, and senior leadership know
that the successful execution of our business strategy
depends on a positive, motivated and engaged
workforce. This case study details two programmes in
place to develop our future leaders.
We collaborate closely with our supply chain department
to strengthen local mining value chains. This collaboration
has given rise to a company policy on local procurement,
to endeavour to procure all goods and services locally.
This case study examines the policy and provides
examples of progress made at two of our operations.
Forming partnerships is essential to address the
complex sustainable development challenges we
face. Through partnerships we can make a greater
contribution toward achieving the world we all aspire to
live in. This case study explains the partnership between
AngloGold Ashanti and the University of Cape Town.
SUSTAINABLE DEVELOPMENT REPORT 2018

SECTION 4 / MATERIAL ISSUES

SAFETY
REMAINS
OUR FIRST
PRIORITY
KEY FEATURES
Employee safety was again ranked as the most
significant material issue facing AngloGold Ashanti in
2018. Notwithstanding the progressive improvements
seen in the company’s safety performance over the
year, we recognise that as a company, we will continue
to be defined by our ability to protect employees from
injury and harm.
During the year, understanding and managing operational risk pro les in challenging operating conditions continued to be a major feature in our pursuit of workplaces free of injury and harm. While the top risks with potential for high consequence events remain unchanged, their intensity varied across the operations with minimal changes from the previous year. Across the company, no new or emerging safety risks were identi ed.
All-injury frequency rate. A 36% improvement on 2017.
4.81
EMPLOYEE SAFETY
01
SUSTAINABLE DEVELOPMENT REPORT  2018
23
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

Reduction of the South African asset base
during the year decreased the number of
operations with high-risk pro les, with the
potential for fewer events occurring across the
company. Apart from rail-bound transport, this
did not change the inherent risk associated
with the retained operations. The decline in
rail-bound transport risk in South Africa, is
largely due to the established use of technical
controls at Mponeng mine, including collision
avoidance devices, front-driven locomotives
and electronic remote signaling.
Seismic risk continued to present a signi cant
challenge in relation to ground control.
Additionally, elevation of risk due to business
rationalisation and changes in organisational
structures required a heightened focus on
change management.
There were no signi cant organisational
changes or operational interventions affecting
the overall risk pro le of the international
operations. It is anticipated that the
progressive expansion of underground mining
in the international operations will not materially
change the risk pro le, as the mining methods
undertaken are mechanised in nature.
The regulatory landscape in all jurisdictions
continued to be monitored regularly, and
no changes materially in uenced safety
practices. Emerging regulatory changes
are also not expected to signi cantly
change practices in the company. From a
certi cation and standards perspective, in
February 2018, the ISO 45001 standard was
issued to replace use of the OHSAS 18001
assessment series.
Our actions in 2018
In 2017, we reported on enhancing our
safety approach to achieve our 2030
aspiration of creating workplaces free of
injury and harm
1
. This included establishing
a set of strategic focus areas, along with
three-year workplans directing efforts toward
achieving our goals.
In 2018, activities centred around continued
implementation of the strategy, with good
progress being made across several areas.
Ensuring health of the safety discipline
A review of the safety Health of Discipline
Framework was concluded in July 2018. The
framework focuses on ensuring integrity of the
safety function across the group, and de nes
the safety structures, competences and
talent management requirements to achieve
group safety and business objectives. The
review included working together with group
human resources as well as mining and other
technical disciplines to ensure alignment with
the company approach and to strengthen
integration of safety into the business.
Following completion of the discipline
framework, a series of professional technical
competency assessment tools were
developed for roll out in the rst quarter
of 2019. To enable roll out, the framework
design, along with the competency
assessments, have been incorporated into the
company-wide TalentSolved® application for
talent management.
Embedding and integrating safety into
the business
The group safety strategy continued to
be socialised and entrenched across
the business, with executive and senior
operational management approval of plans
at the beginning of the year. In continued
efforts to integrate safety into the business,
a multi-disciplinary Technical Standards
Committee was established to provide input
to and oversight over the development and
review of safety-related standards applicable
across the company. Committee members
are drawn from mining, engineering and
other technical disciplines. This committee
reviewed the suite of Major Hazard Control
Standards and the updated standards were
approved by the Sustainability Policy Review
Committee in November 2018. The standards
incorporate leading practice requirements for
the development of critical controls and other
defences to protect employees from harm in
the workplace.
Work on integrating safety considerations into
the company Operational Excellence programme
commenced during the year. This included
mapping and translating ISO 45001 concepts to
work processes to ensure that methods, such
as approaches to risk management, are aligned
across the company.
Management of risk to drive workplaces
free of injury and harm
In the process of reviewing the Major Hazard
Control Standards, all operations updated
their gap assessments to evaluate the actions
EMPLOYEE SAFETY CONTINUED
Focus
TOP RISKS
Relative intensity
2017 - 2018
South African
operations
•
Ground control
•
Vertical transport
•
Rail-bound transport
International
operations
•
Heavy mobile equipment
•
Light vehicles
Common
across operations
•
Fires
•
Explosives
•
Electricity
•
Work at heights
Risk intensity remained            Risk intensity deteriorated
1
www.aga-reports.com/17/download/AGA-SD17-employee-safety.pdf
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

needed to meet compliance. The required
actions have been costed and incorporated
into the budgeting process. Close out actions
are underway.
Compliance with existing critical controls
for fatal risk hazards continues to be
monitored, with ongoing work to achieve
continuous compliance. These critical
controls are largely mining process and
engineering based, with management of
their effectiveness set as a line management
accountability. Compliance is incorporated
into routine management reporting and
performance is presented quarterly to the
Social, Ethics and Sustainability Committee
of the Board.
In moving toward a more proactive approach,
evaluation of critical control failures has been
incorporated into investigation and noti cation
of High Potential Incidents (HPIs). This assists
in continuing to strengthen the focus on critical
control management, as well as improving
understanding of the adequacy and validity of
the critical controls we have de ned to date.
Over the past few years, our approach to
critical control identi cation and management
and the associated data being collected on
individual controls, has enabled us to continue
re ning knowledge of the speci c strength and
priority of each control. This goes beyond the
traditional approach of categorising controls
along the broad hierarchy of elimination,
substitution, engineering, administrative and
personal controls.
Cross pollinating with learnings from one region
to the other, has assisted greatly in uplifting the
general quality and compliance of lock out and
tag out controls. These controls are considered
crucial in preventing fatal injuries.
Through the year, other disciplines in the
sustainable development portfolio, and other
parts of the business, continued to extend their
use of the Bow-Tie risk analysis methodology
with critical control identi cation and monitoring,
as pioneered by the safety discipline.
Enabling execution through
line management
In 2017, we reported on a benchmarking
exercise to evaluate the relevance of culture
to safety performance in complex social and
economic landscapes. Visits to two sites in India
were undertaken. Building on this initial work, in
collaboration with DuPont Sustainable Solutions,
the company completed assessments of the
culture and systems in place at Mponeng and
Cuiabá Mines to identify areas for step change
improvements in safe production.
The site assessments involved interviews of
management, supervisors and professionals
across all aspects of the business; visits and
observations of meetings and operational
activities; as well as a comprehensive
documentary review of policies, standards,
work procedures and audit ndings.
The process of assessment and line
management engagement, established a deep
understanding of site-speci c issues and the
EMPLOYEE SAFETY CONTINUED
required actions to address them. Actions
seeking to shift the culture at the operations,
with the elimination of fatal incidents are
underway at Cuiabá Mine in Brazil.
The effectiveness of this intervention will be
evaluated in 2019, to determine if and how to
roll out to other operations in the company.
Monitoring, evaluating and reporting
with effective governance
The company continued the progressive shift
toward greater use of leading indicators. The
main thrust of this has been through critical
control monitoring and the identi cation,
investigation and reporting of HPIs.
HPIs continued to be tracked and reported
on, with sharing of learnings across the
business. In 2018, the process was
strengthened and codi ed for consistent
application across the business.
In support of advancing the use of HPIs, a
shared learning portal and HPI dashboard has
been developed for broader internal use.
The move to using ISO 45001 as a standard
has been used to strengthen the internal
assurance process, supporting increasing
maturity of our safety systems. Work has
included reviewing internal safety standards
and practices, along with the assessment
protocols used. Alignment of company tools
and protocols to ISO 45001 is expected to be
completed in early 2019.
Parallel to, and in support of, the company
move to migrate from OSHAS 18001,
Sunrise Dam gold mine attained ISO 45001
certi cation during 2018. Other company
operations will be working toward ISO 45001
certi cation over the next three years.
SUSTAINABLE DEVELOPMENT REPORT  2018

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EMPLOYEE SAFETY CONTINUED
Alignment with the Sustainable
Development Goals (SDGs)
For the company 2030 aspiration of
“Workplaces free of injury and harm” we have
prioritised SDG 3, which focuses on ensuring
healthy lives and promoting well-being for all at
all ages. While the subset of targets in the goal
have limited focus on occupational safety, our
work contributes in part to SDG 3 targets 3.6
and 3.9.
Refer to page 85 for additional detail.
SHARING AND LEARNING FROM HPIs
}
Investigation
completed
Deep dive
noti cation
Uploading of
portfolio of
evidence
Close out
Alert 1 completed
Alert 2 completed
Key mechanics of
incident understood
Consultation with COOs
Decision taken to
conduct organisational
deep dive
In conjunction with
technical heads
Specific focus areas
Speci c target
population
Audit
Review
Verification
Implementation
Opening up of case in
shared learnings portal
Audit/implementation
documentation
Veri cation letter
Highlighting lessons
learnt
Collating of evidence
Executive summary and
close out report
Critical learnings
notification
LEGEND
Site
Group safety
Critical learning noti cation
HPI / incident
ALERT 1
ALERT 2
Site
verification
Opening
of case
SUSTAINABLE DEVELOPMENT REPORT 2018

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EMPLOYEE SAFETY CONTINUED
Progress of activities and embedding the safety strategy across the business
Safety maturity assessment
2016    2017   2018
Health of disciplines
Ensure effective structures and people competence, and
actively manage the safety discipline talent pool
Embedding and
integrating sustainable
development
Business leaders understand safety management and it is
integrated into business processes and activities
Information and
knowledge management
to enable learning
The right information is appropriately captured, modeled, shared, and used to improve business decision making – enabling
continuous and step change progress to achieve the goals
Management of risks
to drive workplaces free
of injury and harm
Current and emerging health risks are understood,
critical controls are identi ed and established, and control effectiveness is demonstrated. Risk management is applied
in a dynamic and responsive way
Enabling execution
through line management
Safety practitioners in uence, enable and coach operators to drive superior safety performance
Monitoring, evaluation,
reporting with effective
governance
The business achieves its safety performance outcomes and
provides oversight ensuring integrity of the system
Communicating with
internal stakeholders
on safety performance
Targeted communication increases understanding of the safety business and mobilises support across the organisation for
improved performance
Communicating with
external stakeholders
on safety performance
Effective communication on safety performance positions the
company as a responsible citizen beyond compliance
Critical control
prioritisation for
optimal protection
Mathematical modelling distinguishes cost-effectiveness
between a range of critical controls enabling better choices
IN MEMORIAM
Mr Heber de Oliveira Temoteo
(29 January 2018)
Electrocution incident,
Cuiabá Mine
Mr Sikheto Mathebula
(23 February 2018)
Rail-bound transport incident,
Moab Khotsong Mine
Mr Palo James Machini
(7 April 2018)
Seismic event, Mponeng Mine
LEGEND
Compliant
Proactive
Reactive
Our performance
Sadly, in the rst four months of the year the
company experienced three fatal injuries. Two
of these occurred in South Africa and one
at the international operations in Brazil. We
remain committed to achieving our objective of
zero fatalities.
The group AIFR of 4.81 for 2018, represents
an improvement of 36% compared to 2017.
This is the best in the company’s history
and was predominantly driven by the de-
risking of the South Africa Region Operations
which reported an AIFR improvement of
19% from 12.68 to 10.25 compared to
2017. Testimony to these successes, the
South Africa Region Surface Operations was
recognised by MineSafe as the most improved
mining operation on a year-on-year basis.
MineSafe is an industrial body representing a
collaborative effort between mining companies,
employee bodies and the South African
Department of Mineral Resources, and the
award is MineSafe’s highest ranking prize. The
International Operations’ AIFR deteriorated
15%, from 2.00 to 2.29.
Reporting of High Potential Incidents continues
to heighten awareness, facilitate organisational
learning and effect more robust controls.
Although the number of reported incidents is
trending down, the continued occurrence of
HPIs is an indication that residual Operational
Risk Pro les remain high, with consequent
vulnerability. During the year, we saw 33%
fewer HPIs vs 2017, from 210 down to 140.
Australasia – Sunrise Dam
SUSTAINABLE DEVELOPMENT REPORT  2018

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EMPLOYEE SAFETY CONTINUED
Compliance with standards and safety culture maturity
Safety framework maturity
2016 2017  2018
2016 2017  2018
Strategic planning, goals
and targets
Safe work practices
Corporate governance, legal
and other requirements
Change management
Safety leadership and
accountabilities
Contractors, suppliers and partner
selection and management
Co-design and conversation
Hazard and risk management
Awareness, training and
competence
Incident management
Occupational environment, health,
wellbeing and tness for work
Emergency response, crisis
management and business
continuity
Design, construction,
commissioning, decommissioning
and closure
Technology, research
and development
Procurement and disposal
Knowledge management
Operational and asset integrity
Performance management
Work planning
Learning and experience
LEGEND
Compliant
Proactive
Reactive
SUSTAINABLE DEVELOPMENT REPORT  2018

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EMPLOYEE SAFETY CONTINUED
Safety
Indicator
2018
2017
2016
2015
2014
All injury frequency rate
(per million hours worked)
Americas 3.97 3.29 3.96 5.61 3.79
Continental Africa 0.49 0.39 0.51 0.50 1.56
South Africa 10.25 12.68 12.02 10.81 11.85
Australasia
9.14 8.53 9.49 8.56 10.73
Fatal injury frequency rate
(per million hours worked)
Americas 0.05 0 0.05 0.05 0.09
Continental Africa 0 0 0 0.03 0
South Africa 0.07 0.11 0.09 0.13 0.06
Australasia
0 0 0 0 0
Lost time injury frequency rate
(per million hours worked)
Americas 2.47 1.86 1.33 1.79 1.29
Continental Africa 0.12 0.15 0.13 0.22 0.54
South Africa 8.21 10.08 9.62 8.63 9.29
Australasia
3.12 3.76 5.38 4 3.28
Occupational fatalities
(number of fatalities)
Americas 1 0 1 1 2
Continental Africa 0 0 0 1 0
South Africa 2 7 6 9 4
Australasia
0 0 0 0 0
Injury severity rate
(per million hours worked)
Americas 95 77 59 149 92
Continental Africa 9 3 3 12 12
South Africa 538 582 547 550 511
Australasia
14 5 1 4 0
Group lost time injury
frequency rate down by
Group number of
occupational fatalities
down by
2018: 3.37 (2017: 5.69)
2018: 3 (2017: 7)
41%
57%
SUSTAINABLE DEVELOPMENT REPORT  2018

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IMPROVING
OUR PREVENTIVE
CAPABILITY
KEY FEATURES
Maintaining the health and well-being of employees
and contributing to that of communities is an
important aspect of achieving our social licence to
operate. In 2018, it remained the company’s second
most significant material issue. In responding to the
challenges, the company has adopted a risk-based
approach described in previous reports.
Recognising the variation of operating conditions and circumstances across our business, no signi cant changes to health risks at individual operations were noted during the year.
All occupational disease frequency rate. Structural changes
have led to a reduced health risk pro le.
3.29
EMPLOYEE AND COMMUNITY HEALTH
02
SUSTAINABLE DEVELOPMENT REPORT  2018

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In Continental Africa, communicable diseases
present a signi cant health risk to operations.
Malaria is endemic to the countries where
we have operations, and disease outbreaks
such as the Ebola outbreak which began in
May 2018 in the DRC, potentially present a
threat to our operations. While this outbreak
did not affect our managed operations,
in 2014 Siguiri mine in Guinea had direct
experience with the large-scale outbreak
affecting Guinea, Liberia and Sierra Leone.
The greatest burden of disease however,
arises from non-communicable diseases which
account for over 70% of ill-health absenteeism
across the operations. Such diseases include
lifestyle related disorders such as hypertension
and diabetes. They are generally chronic
and require long-term treatment. Important
occupational health hazards include noise
and silica dust exposure, and these will
become more relevant with underground
mining at Obuasi and Geita mines. Adding
to the challenge, health systems in the areas
where we operate often have weaknesses,
and company assistance may be required to
improve their capability.
In the Americas, infectious disease outbreaks
may occur and cause morbidity. This is most
commonly due to viral infections. In uenza-
type outbreaks are observed seasonally across
all the countries where we have operations.
In Brazil, a Zika virus outbreak was recorded
in 2015-2016 and an increase in yellow fever
cases were recorded in 2017-2018. As part
of a global phenomenon, non-communicable
disease is a growing challenge and accounts
for most of the ill-health absenteeism at
our South American operations. On the
occupational front, while recorded exposures
are fairly low, noise and silica dust remain
important occupational hazards. Although no
exposures have been identi ed, cyanide and
lead monitoring are also undertaken.
The Australia operations generally have a low
health risk pro le. As with other operations,
non-communicable and lifestyle-related
illness are a challenge. Evolving health-
related regulatory frameworks also strongly
in uence operational focus and efforts on
managing occupational health challenges.
Linked to mining in remote locations and
government priorities, high levels of attention
have been given to mental illness and fatigue.
Additionally, the emerging threat of diesel
particulate matter emissions has been a
prominent area of focus in Australia, with
the mining industry playing an active role
in developing appropriate guidelines and a
proactive approach to its management.
The most signi cant changes to AngloGold
Ashanti’s health landscape during the year
related to the restructuring and dramatic
footprint reduction of the South African
operations. Mining a narrow, hard rock
orebody with high silica quartz content and
at great depth is associated with risk of
developing silicosis, occupational tuberculosis
and noise induced hearing loss – the most
signi cant occupational diseases seen in the
South African mining industry. Due to the
depth of mining and its labour-intensive nature,
our South African operations have historically
accounted for over 90% of all occupational
disease cases recorded across the company.
With the cessation of operations at Savuka
and Tau Tona mines in the West Wits area, and
sale of Kopanang and Moab Khotsong mines
in the Vaal River area, the only retained South
African assets are Mponeng mine and Mine
Waste Solutions and a closure of business.
The workforce has reduced by some 18,800
employees (a 74% reduction). It is anticipated
that there will be a more than 50% reduction
in occupational disease cases recorded in the
company following the structural changes.
Beyond the company and the mining
industry, health and well-being are clearly
recognised as issues of global importance.
This is exempli ed by the dedication of
one of the United Nations’ Sustainable
Development Goals – SDG 3 – solely to
good health and well-being. The concepts
can be seen from different dimensions. As
a basic right, poor health and inequitable
access to effective health services
represents a key vulnerability of marginalised
populations. Good health and well-being
is also an outcome, one that the world, as
represented by the SDGs, is aspiring to. As
a central player in the SDGs, good health
and well-being is an enabler and has a
ubiquitous in uence across the raft of goals.
The global positioning of health and well-
being reaf rms the importance of employee
and community health as a company
material issue, and the relevance of our
2030 goal of “Healthy Employees and
Healthy Communities”. It touches on each
of the social, economic, environmental
and governance dimensions of sustainable
development, and there is a strong case for it
to be managed effectively.
Our actions in 2018
Through the detailed health strategy review
and revision undertaken in 2017
1
, a de nitive
decision was made to shift to a more proactive
approach with a greater focus on prevention
of disease. 2018 was a year of consolidation
and making progress with the three-year
work plans developed in the previous year.
An important part of the consolidation was to
strengthen the coherence of the Global Health
Leadership Team. This served to increase
the validity and in uence of the health voice
within the business, and to enable a consistent
approach in responding to the diverse health
challenges faced.
Health of the discipline
In focusing on the capability of the health
discipline we seek to ensure an effective
health organisation with appropriate structures
staffed by competent people and an actively
managed talent pool. During the year a Health
of Discipline Framework and Guideline was
drafted according to group human resources
requirements. The guideline sets out a step
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
1
www.aga-reports.com/17/download/AGA-SD17-employee-community-health.pdf
SUSTAINABLE DEVELOPMENT REPORT 2018

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EMPLOYEE AND COMMUNITY HEALTH CONTINUED
by step approach to ensure an appropriate
health organisation design in the context of the
business and health strategies. Competency
requirements for each skill category are
determined and managing the talent pool with
effective succession planning is enabled.
Each step in the guideline pathway is
expanded into a series of sub-steps which
clarify what needs to be considered for that
stage. Expected outcomes and processes to
follow for each step are outlined. The guideline
enables conversations to be structured,
shaping consistent yet locally relevant
application at operational levels.
In line with the strategic shift toward greater
preventive capability, efforts were made
across all areas to ensure competence in
occupational hygiene, or to establish adequate
access to these specialist skills. For example,
in Brazil, a central resource provides a service
to all operations in the country, whereas in
Australia, based on operational circumstances,
an external specialist provider provides the
necessary services to Sunrise Dam and
Tropicana gold mines.
The greatest challenge was experienced
in Continental Africa where local resources
are unavailable and utilising expatriate staff
does not support a local capability-building
agenda. In response, a long-term view was
adopted with the selection of six locals from
all Continental Africa operations to undergo
formal occupational hygiene training with
the University of the Witwatersrand in South
Africa. By the end of the year, three had
completed the intermediate programme and
were enrolled into the advanced programme.
Additionally, the occupational hygienist
from Siguiri mine was given accountability
to provide oversight and guidance to all
Continental Africa operations. Outcomes of
the initiative are multi-faceted. Signi cant
preventive capability has been built into
the Continental Africa operations and
strengthening of occupational hygiene
systems over the past year is clear. The
approach has intentionally focused on local
skills development, moving beyond a limited
health agenda, and contributing to national
development in an enduring way.
Managing risk to achieve the goals
In 2018, a common approach to managing
health risk gained momentum across the
company and signi cant progress was made.
Previously there were pockets of success
in various areas, with other parts of the
business lagging.
Outstanding Baseline Health Risk
Assessments were completed for Sadiola
and Tropicana gold mines, and all operations
have now met this company requirement.
As we continued to strengthen a preventive
approach, all operations in Continental
Africa completed Occupational Hygiene
Risk Assessments. These assessments
form the basis of identifying and prioritising
occupational health risks facing the business,
so that the best approaches to preventing
them can be implemented.
Understand the
business context
and strategy
Establish the
discipline scope,
service offerings and
strategic objectives
Determine the
required structure,
skill mix and work
processes
Establish
competency
framework based on
the structure
and skill mix
Manage the
human capital
Develop people
and staff for
the future
Monitor,evaluate
and report on
discipline health
SUPERIOR PERFORMANCE IN ALL BUSINESS CIRCUMSTANCES
Supporting the
business context
Monitoring,
evaluating
and reporting
Building and maintaining capability
1
2
3
4
5
6
7
Health of discipline guideline pathway
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
The management of prioritised health risks is
guided by the development of Bow-Tie Risks
Assessments (BTRAs) for the selected risks.
This approach is used across all sustainable
development functions in the business, and
we have previously described the rationale and
methodology used
1
.
Last year we reported that progress was slow
in developing Bow-Ties for prioritised health
risks at site level. To accelerate progress,
completion of BTRAs at a regional level,
and the identi cation and management of
critical controls was set as a company key
performance indicator, with a stretch target
of three BTRAs per region by the end of
2018. All operations were mobilised, and
stretch targets were either met or exceeded
for all regions. Collectively, 23 health BTRAs
were completed by multidisciplinary teams at
operational levels. Hazards addressed through
the Bow-Ties included silica dust, noise,
lead, ammable gases, diesel emissions,
underground ventilation, vibration, infectious
diseases and mental health. For each Bow-
Tie, a control register classi es each control
in terms of its type, quality and level of
criticality. Accountabilities are assigned, and
their development by multidisciplinary teams
ensures integration of health risk management
into the business with line accountability.
In Brazil, further steps have been taken
to embed critical control management
by converting the BTRAs into standards.
Technical professionals have been assigned
hygiene monitoring accountabilities and are
working under the guidance of an occupational
environmental engineer who has oversight
over all operations. They have also undergone
training to meet the standard requirements.
Our 2018 actions to improve health risk
management represent a signi cant maturation
step by the health discipline as we make the
transition from a frequently reactive approach
to being more consistently proactive.
In 2019, it is anticipated that BTRAs will be
completed for the remaining identi ed hazards,
and attention will be given to active critical
control monitoring and management.
Healthy employees
Work to support the health and well-being
of employees, ranges from health education
and awareness activities to enabling active
diagnosis and management of injury and
illness. All operations have a health unit to
provide in-house services as appropriate and
to coordinate any outsourced services used.
At each operation, health education for
occupational and non-occupational conditions
routinely happens at induction, and at speci c
training sessions or during campaigns. Health
topics are also incorporated into normal
routines in the workplace, such as at pre-shift
meetings and toolbox talks.
All operations monitor employee exposure to
identi ed hazards and have scheduled medical
surveillance for “at risk” employees. Routine
surveillance as active screening and primary
healthcare capability at all sites enables early
diagnosis of ill health and on-site management
or referral to appropriate facilities. All employees
have an equitable medical bene t, either
through internal company funding or a medical
insurance scheme. Insurance mechanisms
covering compensation for occupational injury
or illness are in place for all employees.
Healthy communities
Community health challenges vary across
the different jurisdictions where we operate.
A proactive approach to determining
community health initiatives at an operating
level is underpinned by a risk-based approach,
as well as collaboration with local authorities
and communities to establish the community
health priorities to be addressed. This forward-
looking approach is aimed at preventing ill
health and negative impacts to and from
host communities while optimising health
and wellbeing. Along with environmental
and social impact assessments, community
health impact and baseline assessments are
increasingly considered an integral part of risk
management, as well as a valuable contributor
to social responsibility. Improving community
health supports our much-needed social
licence to operate.
Continental Africa
Baseline community health impact assessments
were conducted at Geita, Siguiri and Obuasi
sites in Continental Africa. The assessments
consider the prevailing health status and
challenges of local communities, as well as
potential health impacts on the community
from mining operations. These baseline health
impact assessments inform community
health initiatives which the company leads or
participates in.
All AngloGold Ashanti operations in Continental
Africa are in countries where malaria is
endemic, representing a signi cant company
and community health challenge. As reported
previously, all sites have community-based
malaria control programmes, often in partnership
with stakeholders such as government, NGOs
and academic institutions. We have previously
reported on our public-private partnership
approach in Ghana, where AngloGold Ashanti
was selected by Ghana’s National Department
of Health to be the principal recipient for
a Global Fund grant to extend Obuasi’s
integrated malaria control programme to other
districts in Ghana
1
. In 2018, the programme
is estimated to have covered over a million
structures, protecting around 1 million people,
and creating some 1,300 job opportunities
in the communities involved. Based on the
sustained successes over the past decade,
AngloGold Ashanti was again awarded
principal recipient status and $16 million to
conduct malaria control activities in 14 districts
and 45 prisons nationally for the period 2018 –
2020. Iduapriem Mine has also demonstrated
success in its contribution to malaria control,
with the community based malaria programme
being recognised as a major contributor to the
second-place award received by the operation
in the 17
th
edition of the Ghana Club 100
Corporate Social Responsibility (CSR) Awards.
1
www.aga-reports.com/16/download/AGA-SDR16-community-health.pdf
SUSTAINABLE DEVELOPMENT REPORT  2018

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Alignment with the Sustainable Development Goals (SDGs)
For the company 2030 aspiration of “Healthy employees and healthy communities” we have prioritised SDG 3. The strategic focus areas we have adopted assist us in further re ning our efforts as we contribute to subsidiary targets of this goal.
Refer to page 85 for additional detail.
The programme distributed 6,947 long-lasting
insecticide treated nets to employees and
contractors, 16 surrounding communities
and three senior high schools in the area.
This was supported by intensive awareness
and sensitisation training as well as close
surveillance and monitoring of utilisation of
these nets and the malaria disease burden on
the mine and at community level.
In addition to company led or supported
disease programmes, all operations have social
plans agreed with local stakeholders, and
which incorporate a range of health promotion
and infrastructure-related projects as part of
corporate social responsibility initiatives.
In 2018, Geita embarked on health
infrastructure improvement projects in
line with the social plans agreed with
local authorities and contributed just over
$500,000 towards refurbishment of ve
dispensaries, two health centres and a
theatre in the Bukombe and Chato districts of
the Geita region of Tanzania.
Other community health programmes
conducted by various sites included
awareness and screening programmes for
lifestyle conditions like hypertension, diabetes
and cancer as well as infectious diseases
like TB and HIV. In Ghana, Obuasi mine also
embarked on a collaboration initiative with
an NGO from the Komfo Anokye Teaching
Hospital (KATH), in Kumasi, called Greater
Works Restoration Foundation, to carry out
free surgical procedures for disadvantaged
people within the Obuasi community.
Americas
In Brazil, most community initiatives focus on
health education and campaigns about speci c
health issues related to the local communities.
During the year, awareness campaigns were
held on diseases transmitted by the Aedes
aegypti mosquito which include dengue and
yellow fevers. Outbreaks of these conditions
have occurred over the past few years and
recently yellow fever has become an increasing
challenge. Health education and awareness
campaigns for sexually transmitted diseases,
alcohol abuse, prostate cancer, breast cancer
and healthy eating were also carried out.
The ambulance previously used at Quieroz
Metallurgical Plant, was donated to a non-
governmental organisation caring for the
elderly in the town of Caeté.
Similarly, in Argentina and Colombia, community
health education and awareness campaigns
are conducted in collaboration with local
health authorities. In San Julian, Argentina, this
included awareness on the use of alcohol and
potential consequences to the community. In
Colombia, breast cancer awareness campaigns
included offering screening to women
employees and community members.
South Africa
Community health initiatives in South Africa are
incorporated into the operations’ agreed social
and labour plans. Initiatives include health
infrastructure projects or support for district
health-related programmes such as early
childhood development.
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
On 3 March 2011, in Mankayi vs.
AngloGold Ashanti, the Constitutional Court
of South Africa held that section 35(1) of
the Compensation for Occupational Injuries
and Diseases Act, 1993 does not cover an
“employee” who quali es for compensation
in respect of “compensable diseases”
under the Occupational Diseases in Mines
and Works Act, 1973 (ODMWA). This
judgement allows such qualifying employee
to pursue a civil claim for damages against
the employer. Following the Constitutional
Court decision, AngloGold Ashanti has
become subject to numerous claims
relating to silicosis and other Occupational
Lung Diseases (OLD), including class
actions and individual claims.
In November 2014, Anglo American South
Africa, AngloGold Ashanti, Gold Fields
Limited, Harmony Gold Mining Company
Limited and Sibanye Gold Limited formed
an industry working group on OLD
(OLD Working Group) to address issues
relating to compensation and medical
care for occupational lung disease in the
gold mining industry in South Africa. The
working group now also includes African
Rainbow Minerals (ARM).
AngloGold Ashanti, along with other
mining companies including Anglo
American South Africa, ARM, Gold Fields
Limited, Harmony Gold Mining Company
Limited, DRDGold Limited, Randgold
and Exploration Company Limited, and
Sibanye Gold Limited, were served with
a consolidated class action application
on 21 August 2013. On 13 May 2016,
the South Gauteng High Court of South
Africa ruled in favour of the applicants
and found that there were suf cient
common issues to certify two industry-
wide classes: a Silicosis Class and a
Tuberculosis Class. On 3 June 2016,
AngloGold Ashanti, together with certain
of the other mining companies, led an
application with the High Court for leave
to appeal to the Supreme Court of Appeal
(SCA). On 13 September 2016, the SCA
granted the mining companies leave to
appeal the entire High Court ruling to the
SCA. On 10 January 2018, in response to
a postponement request from all parties
involved in the appeal due to the
advanced stage of settlement negotiations,
the Registrar of the SCA postponed
the hearing date until further notice.
Settlement of the consolidated class
action litigation was reached on 3 May
2018, after three years of extensive
negotiations between the OLD Working
Group companies and the lawyers of the
claimants. On 13 December 2018, the
High Court issued a Court order setting
out the process of how members of the
settling classes and any interested parties
can object to the proposed settlement.
In the coming months, the High Court
is scheduled to hold a hearing during
which the Court will consider arguments
by the parties to the settlement as well
as arguments by other interested parties
who are granted leave by the Court
to participate, including parties ling
objections to the proposed settlement.
The purpose of this second hearing is to
determine the fairness and reasonableness
of the settlement.
If the settlement is approved by the Court
and all its other conditions are met, a
trust (Tshiamiso Trust) will be established
and will exist for a minimum of 13 years.
Eligible claimants will be able to seek
speci ed payment from the Tshiamiso
Trust and the amount of monetary
compensation will vary depending on the
nature and degree of the disease. As of
31 December 2018, AngloGold Ashanti
has recorded a provision of $63 million
to cover the estimated settlement
costs and related expenditure of the
silicosis litigation.
It is possible that additional class actions
and/or individual claims relating to silicosis
and/or other OLD will be led against
AngloGold Ashanti in the future. AngloGold
Ashanti will defend all current and
subsequently led claims on their merits.
Should AngloGold Ashanti be unsuccessful
in defending any such claims, or in
otherwise favourably resolving perceived
de ciencies in the national occupational
disease compensation framework that
were identi ed in the earlier decision by the
Constitutional Court, such matters would
have an adverse effect on its nancial
position, which could be material.
For more information visit the
silicosis settlement website
www.silicosissettlement.co.za
Silicosis litigation
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

Our performance
In reviewing our performance, we consider our strategy and the integrity of our internal health systems, as well as progress toward achieving the goal of “Healthy employees and healthy communities”.
Strengthening the health organisation’s integrity
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Maturity assessment of application of the company health standard
Process requirements
2016   2017  2018
Health hazard and risk identi cation
Employee education and training on hazardous exposures
Identi cation of exposure to hazards in accordance with set limits
Early disease identi cation and tness for work assessment in relation to capacity for speci c jobs
Effective management of injury or illness including rehabilitation
Ensuring access to provision of equitable and sustainable healthcare
Monitoring and evaluation of health system effectiveness
Maturity assessment of the health strategic focus areas
Strategic focus areas
Objective
2016   2017  2018
Health of disciplines
Ensure effective structures and people competence, and
actively manage the health discipline talent pool
Embedding and
integrating health
management
Business leaders understand health management and it is
integrated into business processes and activities
Information and
knowledge management
The right information is appropriately captured, modeled, shared, and used to improve business decision making – enabling
continuous and step change progress to achieve the goals
Engaging with
stakeholders and
partnerships
Internal and external stakeholders are meaningfully engaged to enable achievement of the health goals. Targeted partnerships are established to complement service offerings and for
leverage to maximise impact
Management of risk to
achieve the goals
Current and emerging health risks are understood,
critical controls are identi ed and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way
Common operating model
focusing on operational
excellence
A common approach to service provision is in place,
underpinned by a set of minimum requirements which enable
global consistency yet locally relevant application. There is a systematic approach to ensuring continuous improvement
Monitoring, evaluation
and reporting with
effective governance
The business achieves its health performance outcomes and
effective oversight ensures integrity of the system
Communicating with
internal stakeholders on
health performance
Targeted communication increases understanding of the health business and mobilises support across the organisation for
improved performance
Communicating with
external stakeholders on
health performance
Effective communication of health performance positions the
company as a responsible citizen beyond compliance
Demonstrating business
value through health
initiatives
The value protected and created for the business through
health initiatives is understood, demonstrated and articulated
LEGEND
Compliant Proactive Reactive
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Performance against the goals
New cases of
occupational TB
(2017: 255)
88
SUSTAINABLE DEVELOPMENT REPORT 2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
New cases of malaria
down by
2018: 1,164 (2017: 1,686)
31%
Noise induced hearing loss
down by
2018: 39 (2017: 132)
70%
Key performance indicators
Indicator
2018
2017
2016
2015
2014
Noise induced hearing loss (NIHL)
(Number of employees)
Americas * 3 77 72 0 0
Australasia 0 1 0 0 0
Continental Africa 1 0 4 4 152
South Africa 35 54 71 64 30
All occupational disease frequency rate (AODFR)
Americas 0.16 3.67 3.56 0.1 0
Australasia 0 0.5 0 0 0
Continental Africa 0.03 0 0.13 0.12 3.78
South Africa 10.18 12.39 11.8 12.11 12.05
New cases of malaria
(Number of new cases)
Ghana 383 477 342 307 NA
Guinea 563 959 965 1528 NA
Mali 115 127 101 274 NA
Tanzania 103 123 96 135 NA
Malaria lost time frequency rate
Ghana 37 51.27 42.11 27.86 NA
Mali 33 28.18 21.47 55.12 NA
Guinea 61 127.84 125.38 203.77 NA
Tanzania 9 10.65 9.25 15.77 NA
* High numbers of NIHL cases in the Americas during 2016 and 2017 were due to the identi cation of historically undiagnosed cases.
NA
Data not collected.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

THE CONCEPT
OF SHARED-VALUE
IS INCREASING
IN PROMINENCE
KEY FEATURES
The company’s operating landscape continues to
evolve, with growing societal expectations of the
mining industry to contribute to the well-being and
development of host communities and nations.
The emerging concept and imperative of shared value is becoming increasingly prominent, with expectations from community and other stakeholders that they receive a fair deal from mineral extraction.
While community demands, and the complexity of social challenges faced may be felt more acutely at our operations in emerging economies where the challenges of poverty, unemployment and
inequality are most visible, the concept of shared value is relevant across all company operations.
Global community investment
$22.25 million
CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES
03
39
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT 2018

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
As the business landscape changes, it is
becoming more evident that the company’s
social performance is a powerful determinant
of our continued ability to conduct business,
and indeed, our competitive positioning. This
is seen across the mining industry where a
poor social performance, with a breakdown in
trust between companies and their community
stakeholders, limits or inhibits a company’s
abilities to pursue growth initiatives or continue
existing business operations with ease.
With the resource wealth of countries
often being a part of their national identity,
community expectations for a fair deal
and meaningful existence include realising
current value from the mineral endowment,
as well as being able to thrive after
conclusion of mining operations. Related to
this set of expectations, community voices
are becoming stronger and more in uential,
often facilitated by communications and
technology developments which enable
expression of this voice on a global platform.
We are also observing a convergence of
formal mining licencing requirements at
national levels, with societal interpretation of
the social licence to operate.
Recognising these shifts and megatrends,
in 2017 we established a 2030 aspirational
goal for the company – “Communities are
self-sustaining – free from poverty and
inequality”. This is clearly an ambitious and
challenging aspiration, which goes beyond our
immediate scope of activities and in uence.
Its signi cance, however, is that it describes
company success in a way that is congruent
with societal success. It also acknowledges
interdependence between company and
societal success.
Making progress toward achieving the
goal cannot be done through philanthropic
activities only. Rather, it requires that the
company re-imagines itself as an integral
part of society and ensures that communities
experience real and sustainable bene t
through our operating activities. It is likely
that this approach will become a stronger
determinant of our competitive positioning,
especially with the growing trend towards
responsible investment.
Our actions in 2018
In 2018, our work focused on revising and
enhancing our approach to achieving the
2030 goal.
Enhancing the strategy to achieve
the goal
The global Community & Government
Affairs (C&GA) leadership team met during
the year to craft a group-wide strategy for
the step change performance required for
self-sustaining communities. Participants
were drawn from all operations across the
company to ensure a full understanding of
challenges and opportunities at operational
levels, as well as to develop a strategic
framework that could be collectively owned,
enabling a consistent approach with locally
relevant application.
The rst step was for the leadership group
to establish a common interpretation and
understanding of self-sustaining communities,
free from poverty and inequality. Through the
process, it was determined that achieving the
aspiration would be demonstrated when:
•
  All socio-economic impacts are mitigated
according to societal norms and standards
•
  Communities can independently meet
their basic needs – as determined by the
communities themselves
•
  There is tangible independence of
governments and communities from
mining activities
•
  All commitments made in co-developed
socio-economic plans are met
•
  We demonstrate meaningful contribution to
alleviating poverty and reducing inequality,
as measured by economic growth
Following clari cation of the company goal,
a set of strategic focus areas were identi ed,
with three-year work plans developed for
each strategic focus area. This nal output
was congruent with the group sustainable
development framework and enabled
prioritisation of the SDGs, with their integration
into the business strategy.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

Building relationships and partnerships
The basis of building relationships and
establishing partnerships across all
operations is through the collaborative and
co-designed development of socio-economic
development plans. This acknowledges that
host communities must have an active say in
their desired future, while balancing this with
fair and realistic contributions made by the
company towards a shared future.
In support of our host countries’ socio-
economic aspirations, we often collaborate
with the different spheres of government to
find common ground. In Geita for example, we
signed a memorandum of understanding with
the district and town councils, on Geita Gold
Mine’s CSR plan, as per the provisions of the
new mining code. This made us one of the rst
mining companies to roll out a credible CSR
plan as required by Tanzania’s new legislation
governing the process of CSR in advance of
its implementation.
Building relationships with local communities at
the Quebradona project continue to be actively
managed. During the year, we developed
and began implementing a Socio-Political
Enablement (SPE) strategy. This focuses on
increasing engagement and dialogue with host
communities to maintain transparency and
build trust.
Mitigating current and legacy impacts
All operations have community complaints
and grievance mechanisms in place. The
processes enable capture of grievances and
ensure due process in the management of
issues identi ed, to mitigate their potential
impacts. Issues are tracked to their full
resolution. During the year, speci c focus was
placed on the implementing the Community
Information Management System (CIMS). This
will enhance integrity of the grievance and
complaints process.
At a company level, complaints and grievances
were most commonly related to land access
and resettlement, youth demands for
employment, expectations for a greater sharing
of the bene ts from mining operations and the
perceived impact of blasting activities.
As an example, Geita Gold Mine has
engaged with local government in relation to
its directive to the mine to compensate 800
houses belonging to residents of Katomo
and Nyamalembo Villages for alleged cracks
to their properties from blasting activities. A
programme has been initiated in collaboration
with authorities and the affected communities,
to repair homes and remedy grievances without
resorting to legal processes. The programme
commenced in the fourth quarter of 2018.
In another example, early in 2018, several
land invasions were experienced in the Brazil
operations’ concession in Nova Lima. This
is an ongoing challenge and is mainly due
to migration into urban areas where there is
limited availability of living space. In response,
an integrated team comprising the company
legal, security, property and community
relations departments engaged with municipal
CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS
PERSPECTIVE
Communicating
on social
performance
Contributing to
self-sustaining
communities
Internal
systems and
processes
Strengthening
the foundation
Communicating
with internal
stakeholders
on social
performance
Leveraging off
core business
competences
to create
multiple streams
of value
Baseline socio-
economic risk
and impact
assessments
Ensuring health
of the Community
& Government
Affairs discipline
Communicating
with external
stakeholders
on social
performance
Being a catalyst
to strengthen
the business
ecosystem
Mitigating
current and
legacy impacts
to achieve goals
Embedding
and integrating
Community &
Government
Affairs into the
business
Measuring and
improving social
licence to operate
score
Socio-economic
development
for societal
upliftment
Building
relationships
and partnerships
to achieve goals
Monitoring,
evaluating
and reporting
with effective
governance
Building
capability in
socio-technical
innovation
Information
and knowledge
management
“The basis of building relationships and establishing
partnerships across all operations is through
the collaborative and co-designed development of
socio-economic development plans.”
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

authorities seeking sustainable solutions.
These included raising community awareness,
demobilisation of certain company structures
and exploring options for the implementation
of low-cost housing programmes. In the latter
part of the year, a notable decline in land
invasions was noted.
At Iduapriem, the Ajopa resettlement project
was completed and signed off with the relevant
stakeholders. The Mankessim livelihood
restoration programme has progressed well and
completion is envisaged in 2019.
At Siguiri mine, arbitration on the Area
1 Resettlement complaints lodged by
local community members with the
Compliance Advisor Ombudsman (CAO)
of the International Finance Corporations
(IFC) continued. The community members
are supported by Centre de Commerce
International pour le Dévelopement (CECIDE),
Les Mêmes Droits Pour Tous (MDT) and
Inclusive Development International (IDI). The
mediation process made progress in 2018,
although several issues are unresolved.
Engagements will continue in 2019. The
Block II compensation process at Siguiri
mine was initiated, and farm compensation
payments were made to the project affected
persons in Foulata and Saraya villages.
A Voluntary Resettlement Agreement of the
Santos Reis community adjacent to our Serra
Grande mine, in Brazil, was signed by the
relevant stakeholders. At the end of 2018,
10 of 51 families have been resettled to new
homes in Crixás Town, and the relocation
of the remaining families is envisaged to be
completed in 2019.
Socio-economic development and
societal upliftment
The socio-economic development of host
communities is a prerequisite, if they are
to be self-sustaining during and beyond
mining operations. In the group sustainable
development strategy, we focus on strengthening
the mine value chain by driving local participation
(ownership) and local value addition.
During 2017, a multi-stakeholder workshop
involving group sustainable development,
group supply chain, and community and
supply chain practitioners from the Continental
Africa region was held to develop a local
business development and local procurement
strategy for Continental Africa operations. The
revised strategy represented a translation of
the group sustainable development strategic
framework, and incorporated the emerging
concepts of local participation and local value
addition. The workshop output enabled the
development of a local business development
framework and guideline which was
subsequently approved as a group framework
in February 2018.
To embed this new approach across the
company, in August 2018, the Executive
signed off a group Local Procurement Policy.
The policy seeks to establish a company-wide
and sustainable local procurement programme
to safely and ethically stimulate economic and
social development within the countries and
communities where we operate.
Principles underpinning the group Local
Procurement Policy
•
  As a strategic imperative, we will
make every reasonable effort to
procure all goods and services locally.
Non-local purchases will require
requisite approval
•
  Beyond local ownership, we will drive
strategic partnerships which create
local employment, skills transfer, and
economic value-add
•
  We should actively develop local
suppliers to create capacity
and capability
•
  We will seek to create competitive and
diverse options for supply that can be
sustainable beyond life of mine
•
  Implementation will require extensive
internal and external engagement
The policy recognises that building capability
within the local value chain, along with
establishing partnerships to support
diversi cation of local suppliers, is central to
their sustainability in the long term.
CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
Formal launch of the policy was followed by a
campaign across the International Operations,
to mobilise and guide operations in its
implementation.
In addition to roll out of the local procurement
policy, a range of enterprise development and
social infrastructure related initiatives continued
across the company. For the year, the global
community investment by the company
totalled $22.25 million.
Continental Africa
To implement the local procurement policy, the
Continental Africa leadership group held a two-
day workshop in October 2018, establishing
ve-year local procurement targets for each site
and country. High-value contracts have been
mapped, along with site-level action plans to
meet the targets. Monthly progress reporting
has been scheduled for 2019. A similar
approach to that adopted by the Continental
Africa operations will be implemented in other
parts of the business in 2019.
In addition to local business development
initiatives, all sites in Continental Africa
implement annual CSR plans and have
social plans co-developed with community
stakeholder and local authorities.
South Africa
AngloGold Ashanti continues to support
sustainable socio-economic development
initiatives, including alternative livelihood
creation in host and labour-sending
communities of South Africa. This is often
in the face of various challenges. With the
AmaMpondo aseMalangeni agricultural project
in the AmaMpondo Kingdom, the 2018
agricultural production season was marred
by community con icts. The company is
planning to increase its level of technical and
governance support. An amount of R13.2m
was allocated for the 2018-2019 production
season in partnership with Farmsol.
During 2018, two agricultural projects were
launched and handed over to the respective
cooperatives in the host communities of
Matlosana and Merafong. The Matlosana and
Wedela agricultural projects were part of the
social and labour plan commitments to be
implemented over a three-year period.
The revitalised Masakhisane Enterprise
Development Fund continues to support local
business development projects by disbursing
interest-free loans to SMMEs in South Africa.
During 2018, the Fund disbursed a total of 36
interest-free loans to a total value of R13.39m,
assisting business initiatives in both the
Matlosana and Merafong communities.
Australasia
The Australasia region continued support for
three indigenous academies operating in the
Kalgoorlie area. Kalgoorlie Clontarf Academy,
Kalgoorlie Girls Academy and Follow the
Dream Programme all operate through
AngloGold Ashanti Australia (AGAA) school
partnerships with Eastern Gold elds College,
Kalgoorlie Boulder Community High School
and John Paul College.
The academies provide on campus and
extracurricular activities, mentoring and
out of school support to assist students’
academic performance, and personal and
general health and well-being education.
Sport is an added incentive used by two of
the academies (Clontarf and Girls Academy).
End-of-year camps and mentoring initiatives
include former students.
AngloGold Ashanti Australia (AGAA) has been
a primary sponsor of these three groups for
nearly a decade and are a prime example
of AGAA’s long-term funding approach to
key youth programmes. This assists the
programmes to plan well in advance with
more sustainable outcomes over time.
Monitoring, evaluation and reporting
with effective governance
Strengthening community information
management
Our Community Information Management
System (CIMS) has reached its second
phase of development. The rst phase
was implemented in 2017 comprising the
modules: Promises and Commitments;
Community Incident Management:
Complaints and Grievances; Socio-economic
Development; Project Management;
Engagement; and Stakeholder Management.
During 2018, in CIMS Phase II, four more
modules were developed. These included:
Community Social Investment; Land Access
and Resettlements; Compliance Assessment;
and ASM/Illegal Mining. It is envisaged that
they will be rolled out in 2019, and the system
will be integrated into company processes by
the year 2020.
Using the company standards to
improve performance
During the year, the community management
standards were reviewed with operational
practitioners, in support of the strategic
focus areas and in the context of operating
environments. These updated standards will
be rati ed by the sustainability standards
committee in early 2019.
A compliance and assurance programme
is in place to ensure that all business units
meet the requirements of the company
standards. Each site is evaluated every
second year, with the current two-year
cycle started in 2018. Evaluations are
undertaken as part of the company’s
Combined Assurance reviews, which also
form a platform for learning and performance
improvement. During 2018, eight of our 10
business units were assessed against the
standards. Gaps identi ed during the reviews
are being addressed by site management
and monitored by corporate of ce.
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SECTION 4 / MATERIAL ISSUES

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
Measuring and improving social licence
to operate (SLO)
Despite frequent references to a social
licence to operate, the term is often ill-
de ned and without tangible metrics for
its measurement. It, however, remains
an important concept, and recognising
its importance, the group C&GA function
incorporated the research and development
of an appropriate index to measure social
licence to operate as part of the company
wide three-year work plans.
Adapting leading work from Thomson and
Boutilier (Modelling and Measuring the Social
Licence to Operate, 2011), a simpli ed tool
has been developed for the company and
preliminary mapping of all operations has
been undertaken.
In the tool, four levels of social licence
to operate have been categorised and
operational performance is measured against a
set of parameters.
SLO LEVEL
SCORE CRITERIA
CONSIDERED
Withheld /
Withdrawal
•
Business disruptions
due to community
unrest
•
Allegations regarding
potential human rights
violations
•
Litigation or formal
mediation instituted
against the mine
•
Evidence of partnerships
and collaboration with
communities and other
external stakeholders
•
Public perceptions
regarding mine activities
Tolerated
Approval
Contributor
The tool will be tested and re ned in 2019,
with the long-term aim of measuring the social
licence to operate through facilitated multi-
stakeholder dialogues.
Alignment with the Sustainable Development Goals (SDGs)
For the company 2030 aspiration of “Communities are self-sustaining – free from poverty and inequality” we have prioritised SDGs 1, 8, 9, 10, 11 and 17. The strategic focus areas we have adopted, assist us in further re ning our efforts which contribute to subsidiary targets of these goals.
Refer to page 85-86 for additional detail.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

Our performance
Key performance indicators
Indicator
2018
2017
2016
2015
2014
Proportion of spending on local suppliers
(%)
Argentina
93
93
89
76
22
Brazil
69
66
88
94
94
United States
0
0
0
0
51
Australia
99
99
99
99
99
South Africa
*66
68
68
99
99
Ghana
**89
90
87
79
79
Mali
74
76
84
78
78
Guinea
76
68
73
72
72
Tanzania
76
68
68
60
75
Community Investment
($ million)
South Africa
5.19
5.97
4.60
6.29
8.07
Continental Africa
8.12
9.02
7.56
6.01
3.93
Australasia
0.74
0.68
0.55
0.34
0.25
Americas
9.40
9.83
9.02
4.16
3.66
Less equity-accounted investments
(1.21)
(1.46)
(1.56)
(1.57)
(1.11)
Group (less equity)
22.25
24.05
20.16
15.22
14.80
*
BEE expenditure includes all spend for suppliers with valid BEE certi cates as at 01 January 2018. This also accounts for the spend on suppliers whose certi cates expired during the course of the reporting period.
** Data excludes the insigni cant spend for Obuasi as the mine was not operational in year 2018.
CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED
Proportion of spending on
local suppliers
78%
of Group total procurement spend
$2.06 billion
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

GOOD ENVIRONMENTAL
MANAGEMENT IS A
PREREQUISITE FOR
GOOD BUSINESS
PERFORMANCE
KEY FEATURES
The environmental challenges facing AngloGold Ashanti
vary across the portfolio. They are influenced by local
conditions, the nature of the mining operations, and
differing regulatory frameworks in the jurisdictions
where we operate.
Notwithstanding differences across the portfolio, various
environmental themes such as water and energy are relevant,
presenting challenges to all parts of the business – in relation to both business practices and to local regulatory frameworks. At speci c operations, the dynamics of the environmental themes may play out in different ways. For instance, while water as a theme is relevant to the whole business, at some operations the challenge is that of water scarcity while at others it relates to water excess.
operating mines are now certi ed to the ISO 14001: 2015 standard.
100%
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
04
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46
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

Recognising these dynamics, a common
framework has been developed and the
group Environmental Policy, Standards and
Guidelines have been designed in a way that
enables a globally consistent approach, yet
provides for locally relevant application.
Over the past decade, the group’s level of
environmental cultural maturity has progressively
improved. From a previously reactive approach
to addressing environmental challenges, in parts
of the company, the imperative of environmental
compliance is now well established across
the business. Central to this shift, is the
increasing acceptance of line accountability
for environmental performance. There is a
broader understanding that good environmental
management is a prerequisite for good business
performance, and that the development
and maintenance of controls to prevent and
mitigate against negative impacts needs to be
incorporated into business planning, resource
allocation and work processes.
While good progress has been made, further
efforts are required to move the culture to a
consistently proactive level of maturity, where
a more forward-looking view is adopted,
and emerging issues are anticipated and
addressed pre-emptively. Achieving this
requires environmental management to be fully
integrated into the business – into strategic
initiatives and core business activities.
As part of this evolution, environmental
practitioners are working towards becoming
strategic advisors within the company. This
entails representing thought leadership
in the technical aspects of environmental
management; having a deep understanding
of the business and mining processes; and
being adept at navigating and in uencing
environmental policy and regulatory
frameworks outside the organisation.
The company’s environmental leaders
continue to take signi cant steps in this
direction. The improved environmental
performance over the past few years has
been driven by optimising core business
processes such as infrastructure design
and maintenance, with the incorporation
of environmental aspects into operational
planning and project design. Additionally,
operational leaders are assuming more
accountability for reporting on and
addressing environmental impacts.
Building on the progress to date, in 2017
we reported on setting our 2030 aspirational
goal to “Eliminate harm and use natural
resources optimally”. To achieve the goal,
the environmental strategic focus areas were
revised by the company’s Environmental
Leadership group, involving participants from
operations across the company.
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
The strategic focus areas are aligned and give effect to the group Sustainable
Development Strategic Framework, enabling explicit linkages with the relevant United
Nation’s Sustainable Development Goals. Three-year work plans were developed for each strategic focus area.
MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS
PERSPECTIVE
Business
competitiveness
Social licence to
operate
Internal
systems and
processes
Strengthening
the foundation
Integrated closure
management to create
and protect reputational
economic value for
the business
Collaboration with
stakeholders to
catalyse shared value
from natural resources
Innovative
management of
environmental risk
to drive zero harm
Securing capability
of the environmental
discipline
Communicating
with internal and
external stakeholders
on environmental
performance
Capitalise opportunities
to use natural resources
optimally
Embedding
and integrating
environmental
management into
the business
Business integrity
through effective
governance
Information
management to
enable performance
tracking, learning and
communication to
stakeholders
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Our actions in 2018
In 2018, activities focused on continued
implementation of the strategy, with good
progress being made across several strategic
focus areas.
Securing capability of the
environmental discipline
Design of the environment Health of Discipline
Framework was completed in 2018. It is
aligned to the group human resources
requirements and de nes the environmental
structures, competences and talent
management requirements to achieve group
environmental and business objectives.
Progress has been made by the company
human resources function in setting up
a digital platform which will be used to
implement the framework across the company.
It is anticipated that implementation will begin
in 2019 and will include engagement with site
general managers to support the process.
Application of the framework at site level
will ensure a consistent yet t-for-purpose
approach to environmental management. It will
also enable effective execution of work at an
operational level.
Embedding and integrating
environmental management into
the business
Consistent with the group sustainability
approach to integration, strategic processes
and activities have been identi ed where
integration of environmental aspects into the
business will accelerate achievement of our
2030 goals.
One strategic process is the development
and implementation of capital projects.
Recognising the importance of proactively
designing projects to prevent or minimise
potential impacts, detailed environmental
planning requirements have been
substantially revised for concept, prefeasibility
and feasibility studies.
The requirements enable a clear understanding
of potential social and environmental risks and
impacts; idea and option generation; nancial
modelling to make value-driven design
choices; detailed implementation and resource
planning; and a monitoring framework to
evaluate performance. These have been
applied in the Quebradona project in Colombia
and the redevelopment of Obuasi mine.
Management of environmental risk to
drive zero harm
The top environmental risks faced by the
company include water management, land
use, protecting biodiversity, use of chemicals,
air quality, and waste management. These
have been incorporated into site environmental
risk registers and are reviewed in the group
Environment Review Programme. The
management of risk related to tailings storage
facilities is multi-dimensional. The geo-
technical engineering function oversees their
management from a stability perspective,
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
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RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
and this includes water management and
related risks. The environmental perspective
considers, dust, rehabilitation, seepage and
other runoff issues.
Water management
As a scarce and shared resource, water
management is a key performance area for
the company. Water import sources include
utility companies, rivers and lakes, ground
water, and water draining into pits and deep
underground workings.
Variances between water consumption
(imports) at company operations is in uenced
by differences in climate, the nature of
available water sources, as well as mine and
processing plant designs. Over the past few
years, the company has consistently focused
on reducing the absolute amount of water
imported, as well as the intensity of water
utilisation as measured by kilolitres of water
used per tonne treated.
During the year, asset reduction in South Africa
had an impact on both absolute water imports
and water intensity. Water imports in South
Africa reduced by 28% and intensity reduced
by 20%. This resulted in an improved company
performance across both parameters. Work
will continue at all retained operations for
further improvements.
In South Africa, excess ssure water from
the operations of Blyvooruitzicht Gold Mining
Company Limited (in provisional liquidation) in
the West Wits remains a threat to Mponeng
Mine maintaining process water balance
and its ability to absorb large rainfall events.
The Blyvooruitzicht operations have been
purchased by Blyvoor Gold (Pty) Limited.
Through the year, Covalent Water Company (a
wholly owned subsidiary of AngloGold Ashanti)
pumped and discharged approximately
20Ml/day of extraneous water from
Blyvooruitzicht shafts, while the West Wits
operations absorbed around 5Ml/day of acidic
water from Blyvooruitzicht Mine 5 Shaft. To
eliminate the risk, Covalent Water Company
began evaluating options to intercept
and process the acidic water. Covalent
Water Company owns and operates the
Blyvooruitzicht 4 and 6 shafts in terms of a
registered servitude.
The containment and management of low
pH water seepage from waste rock facilities
at Iduapriem mine in Continental Africa also
required attention during the year. Remedial
actions included the commissioning of an
automated plant to actively treat low pH
seepage water from the base of the Block 1
waste rock facility at Iduapriem mine.
The Sansu community in the vicinity of
Obuasi mine has historically complained
of the mine contaminating ground water
resources. Two sets of consultants – the
Council for Scienti c and Industrial Research
and Envaserv Research – were commissioned
to independently test the ground water
and investigate the allegations of mine
pollution. The consultants representing the
community and mine respectively, concluded
assessments in the second half of the year.
The ndings of both studies were consistent,
demonstrating no evidence of mine pollution
of the ground water. Abnormalities detected
were related to natural geological factors.
The process to engage communities on the
findings commenced at the end of the year,
and Obuasi mine will offer guidance to
the community in responding to its water
quality challenges.
At Cuiabá mine in Brazil, access to surface
water was secured for the life of the asset
with receipt of an updated water use license
from the state environmental agency.
Additionally, a water use permit for the
AngloGold Ashanti owned hydro-electric
facility, Rio de Peixe, was renewed.
Cerro Vanguardia mine in Argentina has
faced the challenge of its water consumption
exceeding the annual abstraction allocation
which was set during a different phase of
operation. During 2018, the mine has engaged
directly with the Santa Cruz Province’s Water
Resources Directorate to secure approval for an
increased allocation.
At Tropicana gold mine in Australia, the rising
level of hypersaline groundwater at the tailings
storage facility has presented a challenge,
despite monitoring bores showing a localised
decline after water recovery pumping was
introduced. Additional water recovery bores
were commissioned to the south of the facility,
and pumping capacity has been augmented
to the west of the facility. By year end, it was
evident that the groundwater levels were
responding positively to the active pumping.
No detrimental impact to the environment has
been observed.
At a global level, AngloGold Ashanti played
an active role in the development of the
ICMM water stewardship position statement
and subsequent implementation guidance
document. As a participant in its design,
AngloGold Ashanti also presented an overview
of the position statement at a Future Water
Institute, of the University of Cape Town,
thought leadership meeting in August 2018.
Energy and climate change
In 2008, AngloGold Ashanti announced a
long-term target of reducing its greenhouse
gas (GHG) emission intensity by 30 percent
from 2007 levels. The time-frame was later
con rmed as 15 years (2022) and the metric
as tonnes of CO
2
equivalent per tonne of
ore treated. While improvements have been
made over the past 10 years, the closure
of underground South African assets in
early 2018, provided a step change in the
company’s emission intensity pro le, dropping
it to ~46% below the 2007 base year. Energy
ef ciency gains in the South Africa region
contributed much of the reductions achieved.
This included projects for which the South
African region has been publicly recognised.
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RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
Between 2015 and 2017, absolute energy
consumption was stable in the range of
between 29 and 30 million GJ used per
annum. 2018 saw a material drop in energy
consumption following the divestment and/or
closure of four underground, energy-intensive
operations in South Africa. The South African
operations’ energy intensity declined by 43%,
contributing to an overall improvement of
9.3% by the company.
Notwithstanding this improvement, South
Africa remains the major source of GHG
emissions, due to the national energy
supplier’s dependence on coal for power
generation. For the year, 51.6% of AngloGold
Ashanti’s total emissions arose from South
Africa, although this is a marked reduction
from 2017, when South Africa represented
69% of the company’s GHG emissions.
Overall, the company’s GHG emissions
intensity declined by 31% for the year.
The evolving regulatory landscape in
South Africa presented further challenges
through the draft Carbon Tax and National
Climate Change Bills and their anticipated
implementation. In this regard, the company
supports submissions from Business Unity
South Africa (BUSA) and the Industry Task
Team on Climate Change (ITTCC) to the
regulator. Both entities represent a wide range
of industry stakeholders. After substantive
engagement and consideration of concerns,
the Carbon Tax will be implemented in June
2019. There is, however, less clarity on the
draft National Climate Change Bill. A number
of concerns have been raised, including areas
of incongruence with the Paris Agreement on
Climate Change and the intent to introduce
criminal sanction for failure to meet a carbon
budget. Further discussion is anticipated over
the course of 2019.
In seeking to be proactive at a global level,
the company has actively participated in the
work of the ICMM, focusing on engaging
with original equipment manufacturers and
suppliers on the development of safer and
cleaner mobile mining equipment. A co-
designed industry road map was developed in
August 2018
1
.
Protecting biodiversity
Through the year, the Great Victoria Desert
Biodiversity Trust (GVDBT) continued its work
to protect vegetation and threatened fauna in
the Great Victoria Desert. The trust launched
the Spinifex Land Management Projects,
Minyma Uninypa, also known as the Seed
Women. Purchase of laboratory equipment in
the Tjuntjuntjara Community was funded, as
well as matching collected seeds to those in
the stockpiled Tropicana growth medium. In
this way the project also supports Tropicana’s
mine site rehabilitation.
During the rst quarter, in Colombia, the
Gramalote Project’s Flora Compensation Plan
to offset project-related biodiversity losses
was submitted. Additionally, the Regional
Environmental Authority and the Environment
Ministry’s Forestry Directorate issued a
resolution allowing use of and cutting of priority
plant species in areas not already permitted.
In the second half of the year, the Quebradona
Project received its Biotic Research Permit
from the Corantioquia Region Environment
Authority. This critical permit is required to
collect fauna and ora samples from within the
project’s area of in uence, and to complete
environmental baseline studies.
Managing tailings facilities
Understanding the integrity of our tailings
facilities and actively managing the potential
risks posed by them remained a front of mind
activity in AngloGold Ashanti. The company
is mindful that whilst the likelihood of a
tailings failure is low, the consequences are
potentially catastrophic.
All company tailings and heap leach
facilities are actively managed in line with
international best practice and are audited
annually. These are inclusive of facilities
under development, active structures, those
which are being reclaimed and dormant
ones. Audit considerations and risk ratings
consider current and future stability, tailings
1
www.icmm.com/en-gb/news/2018/icsv_pr
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SECTION 4 / MATERIAL ISSUES

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
capability under various operating and
climatic conditions, potential impacts such as
groundwater contamination and preparedness
for adverse events. Remedial actions are
actively monitored. In our 2016 report we
outlined our approach to tailings management
and governance
1
.
The prefeasibility study for the Kareerand
tailings storage facility expansion project
identi ed key design, geotechnical and
potential groundwater challenges that
need to be overcome. Mitigation measures
included a combination of a groundwater
interception bore eld, phytoremediation and
provision for water treatment after closure in
2042. After successful review of the project
by the group planning and technical team,
work on the feasibility study commenced,
including the environmental and social
impact assessment.
During the year, the Ghana Environmental
Protection Authority approved crucial
permits for the Obuasi redevelopment
project and the tailings and water
infrastructure project. The permit conditions
are well-aligned with the mine’s updated
Reclamation Security Agreement.
Business integrity through
effective governance
AngloGold Ashanti continued to ensure
integrity of environmental systems through
a combination of internal reviews by group
environment and group internal audit, as well
as external certi cation of these environmental
management systems.
Internal governance and assurance
The internal corporate environmental
review process (CERP) involved site-based
audits by a mix of corporate staff, and
environmental practitioners from other parts
of the business. This allowed preservation
of independence in the review, along
with cross-pollination of ideas and good
practices across the company. Operational
risk management and risk registers are
assessed, along with compliance to the
AngloGold Ashanti Group Standards.
The reviews were also held in conjunction
with the company’s combined assurance
processes, where a multi-disciplinary team
reviews an operation to understand all
aspects of business integrity, including the
linkages and dependencies between various
business functions.
In maintaining effective environmental
management systems with appropriate
compliance and governance, asset
rationalisation in South Africa presented
additional challenges. These include
restructuring of environmental authorisations,
and the realignment of regional water
balances. Additionally, asset sales
and closure resulted in changes to the
environmental team with transfer of skilled
staff to the purchasing companies. The
restructure also increased complexity of
the ISO 14001 re-certi cation process. By
year end, the process of restructuring of
environmental authorisations, water use
licences, atmospheric emission licences
and nuclear authorisations was progressing
well, with nalisation dependent on
regulatory time frames.
Certi cation to ISO 14001:2015
During the year, signi cant focus across all
operations was placed on re-certi cation
of the company environmental management
systems to the new ISO 14001:2015 standard.
All operating mines in the company are now
certi ed to the updated standard. Obuasi
mine will initiate certi cation processes after it
reaches steady state operations.
Cyanide code certi cation
We have previously reported on AngloGold
Ashanti’s participation and commitment as a
founding signatory of the International Cyanide
Management Code. The code focuses on the
safe manufacture, transportation and use of
cyanide in gold production.
During the year, Corrego do Sitio II and
Tropicana gold mines attained their maiden
certi cations. Additionally, attention was
placed on preparing Mine Waste Solutions
(MWS) for certi cation. This is the only active
operation where cyanide code certi cation
remains to be achieved. Over the past three
years, approximately US$1.25 million has
been spent on upgrading and improving
infrastructure of MWS cyanide facilities to
meet the code’s requirements. Preparations
toward ensuring readiness for external
certi cation continued during the year, with
the nal certi cation audit anticipated in 2019.
Alignment with the Sustainable
Development Goals (SDGs)
For the company 2030 aspiration of “Zero
harm and equitable use of natural resources”
we have prioritised SDGs 6, 12, and 13.
The strategic focus areas we have adopted
assist us in further re ning our efforts as we
contribute to subsidiary targets of these goals.
Refer to page 86 for additional detail.
1
www.aga-reports.com/16/download/AGA-SDR16-environmental-stewardship.pdf
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RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
Our performance
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED
2018: Two reportable environment incidents
Date
Site
Incident description
Corrective actions
23 March 2018
Vaal River,
South Africa
After a rainfall event that exceeded 100mm
in less than 24 hours, Vaal River’s Bokkamp
Pollution control dam over owed, releasing
an estimated volume of 1,000m³ that
reached and entered the Vaal River.
Water quality analyses were taken from the
release and from downstream in the river.
Results from the point of release indicated
that some of the International Finance
Corporation’s ef uent water quality standards
were exceeded. However, no detrimental
environmental impacts were detected in the
Vaal River itself. The Department of Water
and Sanitation was noti ed of the incident.
18 November 2018
Siguiri mine,
Guinea
In November, Siguiri’s process plant’s tailings
pumping system experienced mechanical
problems, resulting in slurry over owing
the tailings area containment bund. This
tailings slurry progressed along low-lying
areas of the process plant and came to rest
just outside the plant’s security fence but
remaining within the mining lease area. After
the solids settled out, a pool of water was
formed. Unfortunately, the residual cyanide
level in the tailings material was high enough
to kill four birds and a cow that subsequently
drank from the poisonous water.
The over ow from the plant was stopped
and peroxide detoxi cation was instituted at
the pooled water. A review of the drainage
and spillage management infrastructure
at the plant was undertaken. The capacity
and function of bund area drainage pumps
were reviewed to ensure that over ows are
prevented. The erection of a 5km secondary
perimeter fence was initiated to prevent
domestic animals from grazing near the
process plant.
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SECTION 4 / MATERIAL ISSUES

MINE CLOSURE
REQUIRES A MULTI-
DISCIPLINARY EFFORT
KEY FEATURES
Over the past few years the mine closure challenge
has become progressively more acute for AngloGold
Ashanti. This challenge is twofold. On the one
hand, some of our operations have faced closure
considerations. On the other, poor closure management
of neighbouring mines has negatively impacted on
our operations.
The closure process at Yatela mine has continued to unfold,
along with uncertainty of the future of the Sadiola Sulphide Project.
While not a formal closure, Obuasi mine went into a period of care and maintenance prior to obtaining approval for its
redevelopment. In 2017 our Savuka and TauTona mines in
South Africa ceased operations.
of land rehabilitated during 2018
312 HECTARES
INTEGRATED CLOSURE MANAGEMENT
05
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54
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

Beyond our own closure processes,
our operations and local communities in
South Africa have been directly affected
by unsatisfactory closure by third parties
of neighbouring mines. In West Wits,
groundwater in ltrating into liquidated
adjacent mines presents a ooding threat
to our operations. Additionally, abandoned
mine workings have been invaded by illegal
miners with attendant negative social impacts
including contamination of water sources,
con ict between illegal miners and a general
rise in criminality.
The relevance of integrated closure
management was reaf rmed in our materiality
process, featuring prominently in both the
external threat analysis and its rating as a
material issue. It interfaces with all dimensions
of sustainable development, having economic,
social, environmental and governance
aspects. From an economic perspective,
mining companies must contend with the
potentially high costs and liabilities associated
with closure, the loss of productive capacity
and their collective impact on company
valuation. Environmental considerations
relate to addressing the effects of historic or
ongoing pollution after closure, reclamation of
land for productive use during operations and
post-closure, and effective management of
mining infrastructure. The social implications
of closure are likely to be the least understood
and potentially the least well managed.
In addition to the economic livelihoods of
communities being affected, the social fabric
of communities is typically impacted. In the
face of all this complexity, sound closure
governance becomes increasingly important.
Traditionally, closure management has been
seen through the lenses of risk mitigation and
legal compliance. This viewpoint is shifting,
with an emerging narrative that considers the
mine, its product and the associated waste
from mining activities as part of a broader
ecosystem. Within this paradigm, economic
succession is an integral aspect of closure.
Therefore, in addition to risk mitigation,
increasing attention is being paid to possible
opportunities that need to be explored and
capitalised on during the entire mining lifecycle
– from design, through operations and beyond
closure. Considerations include active and
concurrent rehabilitation, repurposing of waste,
supply chain development and alternative land
and infrastructure use. To meaningfully address
the associated complexities and leverage off
opportunities, innovation and collaboration
must be embraced. In this way effective
integrated closure management drives value
within and beyond the mine fence, seeking the
elimination of waste and impacts with economic
diversi cation and thriving communities during
operations and post-closure.
Recognising the evolution of thinking and
practices in the important area of mine closure,
during 2018 the ICMM reviewed and updated
its 2008 publication Planning for Integrated
Mine Closure: Toolkit. AngloGold Ashanti
played an active role in the process. The revised
publication, Integrated Mine Closure: Good
Practice Guide provides up to date guidance
for companies, spanning the entire integrated
closure process and considers certain special
circumstances. The guide is supported by a
series of tools, and aims to promote a disciplined
approach with consistent application of good
practice across the mining industry. This
publication was released in early 2019
1
.
Our actions in 2018
We have extensively described our approach
to integrated closure management in previous
reports
2
. It is multi-disciplinary and incorporates
closure considerations across the mine cycle
from exploration through planning and design,
mining operations and beyond closure.
Work has continued to embed integrated
closure principles and practices into the core
of the business.
Integrating social and environmental
aspects into closure management
In 2018, work on social closure planning
continued, with the development of a standard
and framework. To meet the requirements of
the standard, all sites must have social closure
plans in accordance with set requirements.
Social closure requirements have been
incorporated into the compliance assessment
tool and as such, form an integral part of the
combined assurance process.
Designing with closure in mind
All sustainable development disciplines are
actively involved in the planning and review
of signi cant projects, from concept through
to feasibility. The baseline studies and impact
assessments cover economic, social and
environmental dimensions, forming the basis of
operational design and closure planning.
Closure speci c issues in the project are
outlined, and there is clear demonstration of
how closure planning considerations have
in uenced nal project design. A closure plan
framework and associated cost estimate is
developed for nal project con guration. In
green elds projects the main closure elements
and costs are detailed in the feasibility
report, forming the foundation of the new
mine’s closure plan. In brown elds projects,
incremental closure activities and associated
costs arising from the project are documented,
using the operation’s existing closure plan as a
baseline and as a source of relevant rates.
The approach is being applied in AngloGold
Ashanti’s two priority projects – the Obuasi
mine redevelopment and the Quebradona
project. In Obuasi, the sustainable
development team formed part of the
project’s technical committee. In late 2018,
the mine began preparations for the formation
of a multi-stakeholder Closure Consultative
Committee. It is anticipated that the
committee will include internal and external
representatives who will track implementation
of the Environmental Protection Agency’s
approved reclamation plan and assist in the
INTEGRATED CLOSURE MANAGEMENT CONTINUED
1
www.icmm.com/en-gb/news/2019/icmm-launches-new-closure-guide
2
www.aga-reports.com/17/download/AGA-SD17-integrated-closure-management.pdf
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INTEGRATED CLOSURE MANAGEMENT CONTINUED
relinquishment of reclaimed sites that have
met the required criteria. At Quebradona,
sustainable development team members
form part of the project’s independent review
team and in 2018 were focused on the pre-
feasibility study.
Concurrent rehabilitation and land
management
Concurrent rehabilitation and effective land
management continued to be central pillars
of our integrated closure management
programmes. Where possible, rehabilitation
is accelerated to manage closure liabilities,
reduce costs and free up land for alternative
uses. Portions of our tenement which will
not be mined are also considered for early
relinquishment. In 2017, we reported on our
approach, as well as the innovative use of
technology at Iduapriem mine to scienti cally
evaluate our rehabilitation performance
1
.
In 2018, Sadiola gold mine pursued
preparations for accelerated rehabilitation,
along with reviewing the closure plan for the
mine’s tailings facility. Areas of focus included
waste rock dumps and TSF rehabilitation trials.
The dramatic increase in illegal mining in the
mine tenement, however, poses a signi cant
threat to the rehabilitation process, with the
potential for illegal miners to begin mining on
already rehabilitated waste rock dumps. Any
damage is likely to incur additional closure-
related expenses.
Siguiri gold mine also initiated an accelerated
concurrent rehabilitation programme during the
year, aiming to reduce its closure liability and
rehabilitation backlog. While challenges were
experienced, by the third quarter, the planned
125 hectares of waste rock facility cover and
revegetation was completed.
At Tropicana gold mine in Australia, a
novel approach addresses rehabilitation,
biodiversity and community participation. The
launch of the Spinifex Land Management
project represents an example of innovation
to drive mutual bene t and create multiple
streams of value.
Supply chain strengthening for
economic succession
Contributing to strengthening the supply
chain is an important social and economic
aspect of closure. Local business activity
and economic productivity supports the
development of resilient communities able to
respond, adapt and thrive despite signi cant
challenges including mine closure. In areas
where the mine is the primary source of
livelihood, and inputs of products and services
for mining activities are imported, with high
host community dependence on the mining
business, these communities are vulnerable,
and closure has potentially harsh impacts.
Strengthening the local supply chain’s
capability within the mining value chain is a
precursor for diversi cation beyond the mining
enterprise and ultimately economic succession
post-mining. Our approach is described
in more detail in our 2017 Sustainable
Development Report
2
.
During the year, a company policy on local
procurement was released which aims to
drive local business development, beginning
with the mining supply chain. Operations,
particularly in Continental Africa, have
actively begun implementation, setting
targets and identifying opportunities at
operational levels. More details can be found
in the section on “Contributing to self-
sustaining communities”.
The approach and this set of activities
clearly outlines the importance and value
of an integrated approach. It is led by the
commercial function in the business, with
support from disciplines within the sustainable
development portfolio, and represents how
integrating sustainability into the business and
leveraging off core business competences is
needed for sustainable outcomes.
Managing the South Africa
region footprint
Due to the reduction of operations in South
Africa, through cessation of operations and
asset sales over recent years, it became
necessary to reduce the footprint supporting
our South African underground mines and
surface operations. The reduction in footprint
is not limited to land, but it extends to people,
addressing environmental liabilities as well as
re-con guring business processes. Although
the project had been underway for several
years, there was an acceleration during 2018.
The people part of the reduction is reported
in the section on “Talent Management, Skills
Development and Employee Relations” on
pages 72 - 77. Through Project Omega,
business processes were reviewed and more
cost effective solutions for certain legacy
systems have been explored.
A key aspect of the footprint reduction exercise,
1
www.aga-reports.com/17/video/iduapriem-mine-reclamation.mp4
2
www.anglogoldashanti.com/wp-content/uploads/2018/05/AGA-SD17.pdf#page=15
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

INTEGRATED CLOSURE MANAGEMENT CONTINUED
was bringing some rehabilitation projects
forward. The Vaal River retained business,
comprising the Vaal River operations after
the asset sales, and excluding Mine Waste
Solutions, will close in the next two-and-a-
half-years after the processing of marginal
rock dumps is complete. This is a key step in
rehabilitating these footprint areas. The remaining
rehabilitation relating to tailings storage facilities
will be managed over a longer period.
Economic empowerment of our communities
has also been an area of focus. During the
fourth quarter of 2018, various agricultural
projects in both West Wits and Vaal River
were transferred to local communities.
Negotiations are currently underway to
transfer a rock dump to the Matlosana
Municipality for the bene t of the Khuma
community. In addition to the rock dump,
implementation of a commercial scale pecan
nut project is underway, and a biofuels project
is at a pre-feasibility stage of planning. In both
projects, we are leveraging off our access
to land and water and are working with
appropriate specialists in agri-business
and biofuels.
As previously reported, we have been pursuing
formal incorporation of some of our villages
into neighboring municipalities. Our intention
is to either donate the villages or assist
employees in acquiring them.
Integrated closure management
at Yatela mine
The current project timeline is for closure
activities to continue until end of 2021 with
the site relinquishment at the end of 2022.
As part of the company objective to leave a
positive legacy in the surrounding villages, the
mine continued to implement projects agreed with
the local community. This included construction
of teachers’ accommodation at a local school;
drilling wells and boreholes to supply water for
market gardening and cattle rearing; building a
bridge along a local community road; and fencing
of a local community forestry project.
Rehabilitation activities focused on care and
maintenance of previously rehabilitated areas
as well as continuation of the heap leach
pads rinsing.
After the reporting period, in February 2019, the
company announced the sale of Yatela mine.
Alignment with the Sustainable Development Goals (SDGs)
Considering our integrated approach to closure management, the material issue cuts across many SDGs. We have adopted a conservative approach to prioritising the SDGs in this area, as certain aspects are better addressed by other material issues.
Refer to page 87 for additional detail.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

INTEGRATED CLOSURE MANAGEMENT CONTINUED
Performance
Land disturbed and rehabilitated (ha)
Location
Total amount
of land newly
rehabilitated within
the reporting
period
Total amount
of land
rehabilitated
to date
Total amount of
land disturbed
and not yet
rehabilitated
Total land
managed
Geita
6.0
557.4
2,783.3
19,627
Sunrise Dam
56.9
810.7
1,428.8
15,866
AGA Brazil
22.8
465.9
476.6
26,083
Sadiola
25.1
167.1
2,192.1
30,260
Obuasi
1.0
207.5
1,691.1
20,146
Serra Grande
18.5
97.4
643.3
2,607
Cerro Vanguardia
–
45.4
1,599.6
54,000
Iduapriem
8.5
259.5
1,519.2
11,000
Yatela
–
547.0
483.3
22,252
Tropicana
48.5
272.9
3,107.4
105,800
Siguiri
125.0
485.0
1,445.8
159,233
West Wits
–
296.0
1,310.0
3,744
Vaal River
–
1,010.0
4,244.1
8,253
Mine Waste Solutions
–
16.3
3,329.3
6,722
Group
312.3
5,238.1
26,353.9
485,593
Rehabilitation liabilities per operation ($ million)
2018
2017
Operation
Restoration Decommissioning
Total
Total
South Africa*
12.4
63.3
75.7
118.5
Continental Africa
234.8
143.5
378.3
430.9
Australasia
54.8
33.7
88.5
88.3
Americas
101.6
35.9
137.5
146.6
Less equity accounted
investments
(18.6)
(38.9)
(57.5)
(59.6)
Less liabilities held for sale
–
–
–
(29.1)
Group 385.0
237.5
622.5
695.6
* Comparative include Moab Khotsong, Kopanang and TauTona
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

with communities is a core element of our strategy.
WORKING
TOGETHER
EMPLOYEE, COMMUNITY AND ASSET SECURITY
06
OUR SECURITY
THREATS
DIFFER IN TYPE
AND INTENSITY
KEY FEATURES
AngloGold Ashanti operates in an increasingly complex
security landscape. Across the four continents and
nine countries where we have a significant presence,
security threats differ in type and intensity.
Underlying drivers of the threat include political and economic instability; armed con ict and terrorism; social determinants of con ict such as poverty, inequality and unemployment; illegal mining;
and general criminality. Security risk is also in uenced by the stage of operation, where down-scaling, sale, or closure of operations are all associated with escalating security risk.
SUSTAINABLE DEVELOPMENT REPORT  2018
59
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

Notably elevated security risk was experienced
in Colombia, Mali, South Africa, Tanzania,
Guinea and Brazil. Colombia continued
to navigate the transition from decades of
armed con ict to a peaceful dispensation.
Nevertheless, organised crime groups and
various guerrilla groups remained a threat in
the country. In Mali, the threat of pit invasions
by illegal miners escalated during the year,
associated with community agitation related
to Yatela mine being in closure mode.
Additionally, while not directly affecting
AngloGold Ashanti operations, the threat of
terrorist activity in northern and certain parts
of central Mali persisted. Ongoing threats of
illegal mining and criminality persist at our
operations in Tanzania and Guinea. Escalating
criminal activity, on and adjacent to AngloGold
Ashanti’s South African operations was
experienced during the year. This is mainly
related to neighbouring mines which had been
closed and subsequently invaded by illegal
miners, along with an associated increase in
general criminality. In Brazil, a rising incidence
of armed robbery was observed, possibly
related to economic instability in the country.
The nature of threats and their complex
interplay is dynamic, and protecting the
business – people, assets and product – is
increasingly seen as a strategic determinant
of business continuity and success. With
mining operations being an integral part
of host communities where we operate,
protection of the business cannot be seen
in isolation. The security, well-being and
resilience of our host communities is also a
prerequisite for our success. Linked to the
interface and interdependence between mining
operations and communities, expectations of
how the business responds through security
interventions have changed. Traditional, labour
intensive and militaristic approaches, with the
potential for human rights violations are no
longer adequate, or appropriate.
Over the past decade, the security function
has evolved, becoming more engaging and
proactive in its approach. The most signi cant
shifts have been moving from a militaristic to a
humanistic approach in security management;
engaging with communities as partners
in mutual protection; and leveraging off
technology to radically improve predictive and
preventive capability.
As part of the journey towards improved
performance, in 2017 we established our 2030
aspirational goal of “No human rights violations
and communities assist us in protecting our
business”. The goal re ects the importance
of protecting human rights, especially in
the context of security management and
reinforces our commitment as a signatory
to the Voluntary Principles on Security and
Human Rights. The goal also recognises
that harmonious and mutually supportive
relationships between mining operations and
communities serve as a powerful defence for
both sets of stakeholders.
EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED
Our actions in 2018
Over the past few years we have actively
implemented the AngloGold Ashanti global
security framework, demonstrating good
progress in our security performance. In
2018, our efforts focused on building on
our successes and enhancing our strategic
approach to achieve our 2030 goal. This
included intentionally supporting achievement
of the United Nations’ Sustainable
Development Goals.
Enhancing the strategy to
achieve the goal
The AngloGold Ashanti security leadership
group met during the year to review the
strategy and re ne it for further performance
improvement. All company operations were
represented. The 2030 goal was clari ed
to develop a shared understanding across
the group, and to describe how successful
achievement of the goal would be measured.
The critical success factors for achievement
were also outlined.
Through the process, it was agreed
that achieving the 2030 goal would be
demonstrated by evidence of:
•
building trust and meaningful engagement
with stakeholders
•
acting with integrity, transparency and good
governance
•
establishing partnerships for the goals
•
business protection and continuity
A set of strategic focus areas which are
aligned to the group sustainable development
framework were developed.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

Embedding and integrating security into
the business
The security discipline is well positioned to play
an integrating role within the company. During
the year, integration has been strengthened
at three levels – collaborating with other
sustainable development disciplines,
integrating into strategic business processes
and activities, and strengthening interactions
and relationships with host communities.
Two key areas where integration into the
business was consolidated were in major
business projects, namely in Colombia and
the Obuasi redevelopment project, and in
crisis management. Security input has been
particularly valuable given the dynamic and
complex landscapes in which the projects
are being undertaken. Insights beyond the
technical parameters for project success are
given. The security discipline continued to
coordinate crisis management across the
company, keeping abreast of, and responding
to developments related to security challenges
affecting the mining industry. Online crisis
management training for team members
at corporate and operational levels was
implemented during the year. Training content
is aligned with international best practices
and includes raising awareness, the principles
of crisis management, and protocols to be
followed. Additionally, a secure, centralised
hosting platform for all crisis management
plans was established.
Proactive identi cation, analysis and
management of threats and risks
Identifying, monitoring and analysing security
threats is central to understanding and
proactively managing them – to effectively
protect the business. Monitoring and
analysis is done at regional, country and
operational levels, wherein travel risk is also
evaluated. Up to date and valid information
is sourced on a “live” basis from various
information services and operational reports.
In areas where the threat goes beyond the
operation, we engage with government
law and order agencies to ensure a
coherent and collaborative approach.
Obtaining information and collaborating
with other agencies is underpinned by
the principles of integrity, transparency
and good governance.
Analysis of the underlying causes and
contributing factors of security threats
is undertaken, as well as assessing the
potential implications for the business and
possible outcomes. Crime incidents are
also monitored and investigated, analysing
individual incidents and trends. On this
basis, we have a good sense of the pulse
and vital signs of each operation, as well
as insight into current and emerging issues
in each country where we operate. This
enables forward thinking and well considered
responses in the event of escalating threats
or actual incidents.
EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED
These focus areas enabled prioritisation of the relevant Sustainable
Development Goals, and the development of three-year work plans to achieve both business and societal success.
MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS
PERSPECTIVE
Enabling business
performance
Protecting the
business
Internal
systems and
processes
Strengthening the
foundation
Extending the
human rights
programme
Internal protection
initiatives
Proactive
identi cation and
analysis of threats
and risks
Ensuring health
of the Group Security
and Human Rights
(GSHR) discipline
Integrated ASM
management
Community-based
protection initiatives
Operational
excellence
for consistent
performance
Embedding
and integrating
GSHR into the
business
Scenario
planning and next
generation crisis
management
Driving technology
and innovation
for step change
performance
Information
and knowledge
management
Monitoring,
evaluating
and reporting
with effective
governance
Building
relationships and
partnerships to
achieve the goals
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED
Country and operational security dynamics
are routinely reported on a weekly basis to
business leaders at group and operational
levels. A summary dashboard with
comparative trend analysis enables business
leaders to understand key security issues at
a glance. Where urgent issues not suited to
weekly reporting arise, they are immediately
investigated and analysed with the sharing of
issue-based reports and analyses as required.
During the year, this proactive approach
has enabled us to navigate and respond to
different challenges in the various countries
where we operate. The company has
engaged proactively with stakeholders in
relation to potential threats; dialogue has
been established where there is con ict with
communities; numerous collaborative security
initiatives have been held with authorities; and
guidance for employees travelling to various
countries helps to protect them as well as
increasing their mindfulness in potentially
dangerous situations. The company has
also actively supported achieving the United
Nations’ Sustainable Development Goal 16,
which focuses on peace, justice and strong
institutions. Work has included ongoing human
rights training to third party security providers
and government law enforcement agencies
with whom we collaborate.
Review of the security landscape is
consolidated on a quarterly basis and reported
to the Social, Ethics and Sustainability
Committee. This enables greater transparency
and ensures appropriate governance in
potentially sensitive activities.
Driving technology and innovation for
step change performance
The application of technology and digitisation
in security is essential as we seek to become
less manpower dependent and more intelligent
in improving our ability to protect. Remote
monitoring for instance, creates virtual
perimeters, removes people from risk and
allows rapid, targeted and t-for-purpose
responses to breaches of our operations.
During the year, various technology solutions
were explored or implemented, focusing on
enhancing existing monitoring capability,
protective barriers and access control;
applying advanced technology for xed or
mobile monitoring; and introducing arti cial
intelligence capability, most notably the use
of drones to strengthen virtual perimeter
capability and facial recognition technology
powered by arti cial intelligence algorithms.
Community-based protection initiatives
Working together with communities is a core
element of the company security strategy.
Given the intimate relationship between the
mining operation and host communities, both
groups often have shared challenges. Through
a shared value approach, protecting the
interests of the company and the community
together is a powerful way to build trust.
Communities who trust the company and have
a stake in its success, and vice versa, enable
the identi cation of threats and all forms of
mutual protection.
In collaborating with communities, we have
made progress with the establishment of
community policing forums, comprising local
law and order authorities, local communities
and other representatives from civil society.
The roles of all parties are clari ed, and a
shared purpose is established. Through the
forums, the company supports awareness
creation and assists in building capacity
in human rights and security through
educational programmes.
In 2017 we reported on the Geita Community
Policing Forum. In early 2018, the Nyakabale
Community Policing Centre was vandalised
by a group of illegal miners. Renovations were
undertaken, and the centre was reopened
in the third quarter of 2018. In a testament
to the success of community policing, 48
members of the community policing team
were recruited by the Tanzania Forestry
Services in collaboration with Geita gold mine.
Their role was to assist in the protection of
the local forest reserve. The team has since
apprehended more than 1,000 deforesters and
dismantled the associated deforester camps.
Having demonstrated successes in community
policing in Tanzania, the approach is being
rolled out across the Continental Africa
operations. At Siguiri mine, a joint security and
community operation cleared illegal mining
activities in the Saraya area. Large-scale use
of chemicals for gold processing was identi ed
and all chemical bags and drums were
successfully removed from the area without
any contamination.
The company will continue to build on the
successes of community policing in 2019,
and we anticipate that the approach and
related bene ts will be extended to community
challenges beyond mining.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED
Alignment with the Sustainable Development Goals (SDGs)
For the company 2030 aspiration of “No human rights violations and communities assist us in protecting our business” we have prioritised SDGs 16 and 17. The strategic focus areas we have adopted assist us in further re ning our efforts as we contribute to subsidiary targets of these goals.
Refer to page 87 for additional detail.
Fatalities and injuries to AngloGold Ashanti security personnel in the line of duty
2018
2017
2016
2015
2014
Fatalities
0
0
2
0
0
Injuries
30
22
35
71
38
Fatalities and injuries to communities related to security intervention
2018
2017
2016
2015
2014
Fatalities
2
1
0
3
1
Injuries
40
32
36
34
42
Fatalities and injuries to community members while engaged in illegal activities, not related to security intervention
2018
2017
2016
2015
2014
Fatalities
37
33
11
10
12
Injuries
9
18
5
8
11
Our performance
11% REDUCTION
in theft and loss incidents compared to 2017.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

ARTISANAL
AND SMALL-
SCALE MINING
IS A HIGHLY
COMPLEX ISSUE
KEY FEATURES
Artisanal and small-scale mining (ASM) has long been
recognised as an important issue with complex social,
economic, environmental and governance dimensions
which need to be addressed in an inclusive way.
Considering that most activities in the ASM sector are informal and outside of legal frameworks, numbers of participants in the sector are uncertain. Recently the Intergovernmental Forum (IGF) on Mining,
Minerals, Metal and Sustainable Development estimated that those directly involved are in the order of tens of millions, with more than
100 million people dependent on economic bene ts from the sector.
The IGF, which is a voluntary platform for United Nations’ member states and other relevant stakeholders, has become a leading voice in the formulation of global mining policy and governance.
where ASM takes place adjacent to or near the mine.
11 SITES
ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL)
07
SUSTAINABLE DEVELOPMENT REPORT  2018
64
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

Calls for formalisation of the sector have
been made for many years, with ASM being
included as a signi cant component of the
IGF’s Mining Policy Framework published
in 2013. Acknowledging that ASM, and its
formalisation and integration into the formal
economy is a government accountability, a
guidance document to assist governments in
developing and implementing ASM strategies
in their jurisdictions was released in 2017.
In 2018, activities focused on training and
capacity building, and providing support to
governments who were receptive to making
progress in this area.
For the African continent, the African Mining
Vision (AMV) recognises the important
role that ASM plays in sustaining rural
economies, and the opportunity to harness
its potential contribution to integrated national
development. Notwithstanding the stated
intent of the AMV, the absence of policy
frameworks constrains a country’s ability to
obtain a greater contribution from the ASM
sector. Where policy frameworks are present,
their limitations include a lack of distinction
between large-scale mining (LSM) and ASM,
or bureaucratic processes that are unworkable
for ASM. Compounding the policy challenge,
in the absence of long-term nancial and
technical support, individual ASM operations
are unlikely to be sustainable. ASM as a sector
however will persist, with ebbs and ows of
activity, mostly related to economic conditions.
ASM is often considered in relation to the
level of technical sophistication applied at its
operations. In addressing the material issue,
AngloGold Ashanti categorises ASM as legal,
illegal or criminal in affected areas, as they relate
to prevailing jurisdictional legal frameworks.
Using this approach, the primary challenge
faced is around illegal mining where there is
the actual or potential threat of mine tenement
invasion. Dormant or active workings may be
invaded. In this setting, although the company
takes every effort to secure its property and
people, the company is often dependent on
government authorities for the maintenance of
law and order, and protection of the company’s
continued ability to conduct business.
The impacts of illegal mining are felt by both the
company and the illegal miners. Impacts on the
company include operational disruptions, gold
and production losses and, where previously
rehabilitated areas are targeted, additional
rehabilitation costs are incurred. Impacts
experienced by illegal miners are mostly safety
and health related, with injuries and fatalities
occurring on the mine tenement and illegal
miners’ use of chemicals impacting negatively
on their health and environment. While such
injuries, fatalities, health and environmental
impacts are caused by illegal activities and
not by the company, AngloGold Ashanti has
been reporting on them publicly because of
their association with the mine tenement, and
in the interests of transparency. Where the
injuries of fatalities have any relation to security
intervention, these are subject to external and
internal investigations. Sadly, 2017 and 2018
saw a sharp rise in ASM fatalities due to illegal
mining activities. For 2018, almost all the
fatalities were seen on the Sadiola and Yatela
mine tenements, with 27 illegal miners fatally
wounded in a single incident where their use of
explosives in the dormant Yatela mine main pit
gave rise to a fall of ground.
In dealing with such a complex challenge,
and with the toll it exacts on communities, a
humanistic, inclusive and multi-stakeholder
approach is necessary for meaningful solutions
to be found.
Our actions in 2018
Our position and approach to ASM has been
articulated in detail in previous reports
1
2
.
We seek harmonious co-existence with
legal ASM through a two-pronged approach
focusing on providing direct support for
formalisation of ASM, and local enterprise
development which contributes to creating
alternative livelihoods. We also work with
country law enforcement agencies who assist
in protecting our mining tenement.
Supporting global ASM policy and
formalisation
Our approach to supporting ASM policy and
formalisation is in the broader context of global
and regional mining policy and frameworks
– of which ASM is a subset. Two important
focal points which we interact with are the IGF
and the African Mining Development Centre
(AMDC). The AMDC is an entity of the United
Nations Economic Commission for Africa
which works with member states of the African
Union, providing strategic and operational
support for the AMV and its action plan.
In 2018, the company continued participation
with the IGF, attending its annual general
meeting and related events. At an operational
level, our Geita gold mine contributed
to training and capability building on
environmental management under the
auspices of the IGF. Delegates from several
African countries participated in the training.
Over the past few years we have interacted
with the AMDC to nurture a good working
relationship and to consider how the African
Mining Vision would inform our broader
sustainable development strategy. In 2018 our
dialogue continued, including the head of the
AMDC presenting perspectives and socio-
political trends to the AngloGold Ashanti Board
strategy meeting during the year.
Navigating ASM dynamics at a
country level
The main countries where AngloGold Ashanti
has operations and projects affected by ASM
are South Africa, Tanzania, Ghana, Mali,
Guinea and Colombia. Efforts to strengthen
local economic development to reduce
dependence on illegal mining is described in
the material issue on “Contributing to self-
sustaining communities”.
In the West Wits area of South Africa, invasion
of the closed Blyvooruitzicht gold mine by
illegal miners was related to organised criminal
syndicates. The mining involves the use of
heavy machinery and large haulage trucks
ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED
1
www.aga-reports.com/17/download/AGA-SD17-artisanal-mining.pdf
2
www.aga-reports.com/16/download/AGA-SDR16-asm.pdf
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 4 / MATERIAL ISSUES

ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED
for the removal of material. With escalation
of the illegal mining activities, the company
actively participated in work with the Minerals
Council South Africa to formulate a framework
in response to the issues. The framework
is in support of a directive set out by the
Department of Mineral Resources and is
applicable to the entire mining industry.
ASM and illegal mining has been endemic
in the Geita region of Tanzania. During the
year, aggression and confrontation from illegal
miners was experienced. In responding to the
challenge, we have adopted a collaborative
approach between the company, law
enforcement agencies, local government and
community leadership through a Community
Policing Forum
1
. Established in 2016,
training of Community Policing Forum
members has included security techniques
as well as an understanding of human rights
requirements. The approach has matured
over the past few years, driving reductions
in illegal mining intrusions, crime within
the community and enhanced protection
of local forest reserves. During the year, it
was recognised that minor children were
becoming involved in illegal mining activities.
A multi-stakeholder task team comprising
company representatives, authorities including
social development structures, community
leadership, faith groups and local NGOs has
been established to address the issue.
Beyond protecting the tenement, in
collaboration with IGF and other partners,
Geita gold mine participated in a 10-day
workshop focusing on environmental
management in mining. The workshop was
held in Mwanza, Tanzania with site visits to
Geita mine focusing on acid mine drainage
and tailings storage facilities.
In Ghana, protection of mine tenements
has been embedded in the security
agreement established as part of the Obuasi
redevelopment project, and is within the context
of government’s constitutional responsibility
to ensure the rule of law and to protect the
country’s infrastructure as it deems appropriate.
During the year, the government response was
escalated through “Operation Vanguard”. A
combined police and military task force of about
400 members was deployed to clear illegal
mining activities. The ban on small-scale mining
was lifted on 17 December 2018, and the
ongoing protection of mine tenements is being
discussed between industry, Chamber of Mines
and relevant authorities.
Escalating illegal mining activity with active
community participation was noted at our
Sadiola and Yatela operations in Mali. The
increase was related to the dif cult economic
conditions prevailing in the country, as well
as community uncertainty around the future
of the operations. The invasions have been
limited to non-operational pits, although
the risk remains that they could extend to
rehabilitated waste rock dumps. Following
the incident involving multiple fatalities due to
illegal mining activities at the dormant Yatela
main pit, some 300 public security force
members were deployed. They succeeded
in clearing the area of illegal activities and
preventing further unauthorised entry. After
gaining control of the area, a contingent of
50 security force members were deployed
to maintain the progress made. These were
however demobilised three weeks later with a
recurrence of pit invasions. Company security
1
www.aga-reports.com/17/video/community-policing-forum.mp4
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ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED
Alignment with the Sustainable
Development Goals (SDGs)
As a material issue, artisanal mining cuts
across many SDGs. These range from poverty,
hunger and inequality to life on land, peace
justice and strong institutions and partnerships
for the goals. In prioritising the SDGs, we have
adopted a conservative approach in this area,
as certain aspects better addressed by other
material issues.
Refer to page 88 for additional detail.
Our performance
Reporting on our performance
in ASM, particularly in our
support for global ASM policy
and formalisation, is qualitative.
Where speci c issues arise
at country levels, these are
addressed in the section on our
performance. Other aspects
of our efforts to improve local
economic development to
provide alternatives to ASM,
particularly illegal mining, are
described in “Contribution to
self-sustaining communities”.
members were subsequently withdrawn for
safety reasons and to prevent any possible
con ict. Monitoring of illegal mining activity
using drone technology has continued, as
has engagement with authorities to maintain
law and order. With continued illegal mining
activity, the risk of injury and death to illegal
miners remains high.
In Guinea, limited progress has been made
by the country to reform gold mining, with the
persistence of high numbers of illegal miners
on mining concessions. At Siguiri mine in
Guinea, illegal mining activities are associated
with the large-scale use of chemicals for gold
processing. Aligned to our community security
framework and transferring our successful
experiences with community policing in
Geita, a similar approach was adopted at
Siguiri. A combined company and community
intervention was successful in clearing illegal
mining activities in the Saraya area, part of
the Siguiri mine tenement. This included the
removal of drums and bags of chemicals
without any environmental contamination.
There has been good progress with the
implementation of the ASM co-existence
project at the Gramalote project in Colombia.
Agreements between the local authorities,
AngloGold Ashanti and 19 artisanal miners have
been concluded to initiate the pilot project.
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UPHOLDING
HUMAN
RIGHTS IS THE
RESPONSIBILITY
OF ALL
KEY FEATURES
In 2018 the world celebrated the 70th anniversary
of the Universal Declaration of Human Rights, which
acknowledges that upholding the basic rights and
dignity of all people is a responsibility of nations,
organs of society and individuals. Where human rights
are not valued, respected and upheld there is inevitable
breakdown of trust, freedom, justice and peace.
Global adoption of the United Nations’ SDGs has added further impetus to the world’s human rights agenda. The protection of human rights is explicitly embedded into the intent of the SDGs, along with the resolve to combat inequalities and to build peaceful, just and inclusive societies.
employees and contractors received human rights training.
18,100
RESPECTING HUMAN RIGHTS
08
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SUSTAINABLE DEVELOPMENT REPORT  2018

As an organ of society, the business
enterprise has obligations for the realisation
of human rights – within the business, across
its value chain and in its interactions with all
its stakeholders. Where human rights are
compromised, the business fails as a good
citizen and is unlikely to be sustainable.
This is particularly relevant to the mining
sector, with the growing recognition that
building trust is a prerequisite to ongoing and
successful operations.
AngloGold Ashanti’s commitment to upholding
and respecting human rights is an expression
of our company value of Dignity and Respect.
In this sense, it permeates all aspects and
functions of our business, and contributes
to de ning who we are. The commitment is
enshrined in our global Human Rights Policy
which applies to employees, contractors
and other business partners including the
supply chain, state actors and joint venture
partners. We refer to all internationally
recognised human rights as expressed in the
International Bill of Human Rights and the
International Labour Organisation Declaration
on Fundamental Principles and Rights at
Work. The policy is consistent with the South
African Bill of Rights and our commitments to
the 10 principles of the United Nation’s Global
Compact (UNGC).
In line with implementing the United Nation’s
Guiding Principles on Business and Human
Rights (UNGPs), we have due diligence
processes in place to identify, prevent, mitigate
and report on our impacts on human rights, as
well as processes to enable the remediation
of any adverse human rights impacts we may
have caused or contributed to.
Our 2030 aspiration of “No human rights
violations” embraces the spirit of the SDGs
and goes beyond the UN Guiding Principles
which have a softer expectation that
businesses should avoid infringing the human
rights of others. In eliminating human rights
violations, we recognise that we have distinct
challenges, with various aspects in uencing
human rights beyond our immediate control.
These include traditions and cultures in the
areas where we operate, embedded poverty
and inequality in various jurisdictions, weak
governance zones and working with third
parties who may not share our viewpoint on
human rights. Notwithstanding the challenges,
our commitment and resolve is steadfast.
Our actions in 2018
Considering the complex human rights
challenges in our operating landscapes,
compliance is necessary, but more is needed.
Our 2030 aspiration calls for us to be a human
rights champion, positively in uencing others
through our authentic practices.
Being a champion requires that we actively
support and participate in strengthening the
evolving human rights narrative at global,
regional and national levels. To be authentic,
we need to embed human rights into the
heart of our business, and this positions
us to grapple more effectively with the real
and dif cult human rights dilemmas we
face. Where we, or our related parties, have
potentially violated a human right, we need to
investigate this rigorously and independently
in search of the truth and for sustainable
solutions, in support of the UNGPs’ intent to
protect, respect and remedy.
Shaping and in uencing a pro human
rights narrative
In our ongoing commitment to the UNGPs, in
2018 we continued to participate in the UN
Forum for Business and Human Rights. Other
forums where we are active members and
participants included the Voluntary Principles
on Security and Human Rights (VPSHR)
initiative and the UNGC. AngloGold Ashanti’s
VPSHR participation is at a global level, and for
the UNGC we are active participants globally,
as well as members of the Global Compact
Network, South Africa Board.
As a member of the ICMM, AngloGold
Ashanti participates in the ICMM Security
and Human Rights Working Group which
for the past two years has focused on
establishing a network to assist members in
meeting VPSHR requirements and to deal
with complex security and human rights
challenges facing the industry. In support of
Human Rights Day and the 70
th
anniversary
of the Universal Declaration of Human
Rights, the ICMM reaf rmed its position
on respect for human rights by member
companies, and embraced the concept of
companies and individuals playing a role as
human rights defenders.
In 2018, we contributed to cascading the
Voluntary Principles to a country level, with
the formation of national or industry based
in-country platforms and working groups. In
Ghana, we participate in a VPSHR working
group which was formed to in uence
adoption of the Voluntary Principles and
related practices within the country. In South
Africa, under the auspices of the Minerals
Council South Africa, we contributed to the
development of a human rights framework
for the South African Mining Industry. It is
anticipated that this framework will shape
practices across the industry, as well
as in uencing human rights policy more
broadly. While the industry is focusing on its
implementation beginning in 2019, AngloGold
Ashanti has already implemented and met all
the framework requirements.
Embedding human rights into
the business
Being an effective voice to positively in uence
and shape the human rights narrative, is
underpinned by authentic demonstration of
our actions.
In giving effect to our policy we have
progressively implemented our Human Rights
Framework across the company from 2015.
As part of the framework implementation,
in 2017 all sites undertook due diligence
assessments and gap analyses. For 2018,
sites worked to address the issues they
had identi ed. Internal collaboration with
group compliance enabled the process
further. Online human rights training was
RESPECTING HUMAN RIGHTS CONTINUED
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RESPECTING HUMAN RIGHTS CONTINUED
integrated into the compliance training
platform, and managerial training on human
rights and business was extended to cover
all management levels. Site level progress
in addressing their speci c human rights
challenges was reviewed as part of the
company’s combined assurance process.
In 2019, formal group level due diligence
assessments will be undertaken to assess
progress against 2017 baselines.
Special human rights challenges
facing the business
Two areas, where ensuring that we continue
to uphold and respect human rights, have
special challenges. In our supply chain and
where we work with public or private security
providers, the potential for human rights
violations is increased. In both circumstances,
while related parties are required to work
according to our policy and universal human
rights principles, governing their day-to-day
actions is more dif cult.
In the emerging markets where we operate,
one of our objectives is to strengthen the value
chain through local business development and
local procurement. At the same time, there is
often corruption and weak governance in these
areas, increasing the potential for human rights
violations. In responding to the challenge, roll
out of the supplier assessment programme
in collaboration with group compliance has
continued. Further tools to evaluate supplier risk
ratings are under development.
Similarly, working with public and private
security service providers poses complex
challenges when they are required to
provide support in protecting our people
and property. Training and awareness
brie ngs pre-deployment is prioritised to
ensure security service providers comply
with our standards and obligations under
the VPSHR. In cases where public security
is deployed to deal with emergencies, this is
not always possible and proactive and regular
engagements with Public Security command
structures is required.
Addressing potential human
rights violations
Identifying potential human rights violations
and addressing them in an honest and
transparent way, with appropriate remediation
is a prerequisite for building trust.
Over the past few years, potential human
rights violations have generally been self-
reported. This is an indication of a maturing
human rights culture within the business.
All operations also have grievance and
independent anonymous whistle-blowing
mechanisms accessible to internal and
external stakeholders. All allegations are
rigorously investigated using accepted
investigation protocols, and where applicable,
investigations are independent.
We continue to report allegations of human
rights violations and con rmed violations
openly and transparently.
Alignment with the SDGs
Upholding and respecting human rights is a central theme for the SDGs, cutting across all 17 goals in implicit or explicit ways. In prioritising the SDGs, we focus on SDGs 10 and 16, which are relevant to our strategic approach.
Refer to page 88 for additional detail.
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RESPECTING HUMAN RIGHTS CONTINUED
Our performance
There were no human rights
violations recorded for 2018.
One allegation of potential
human rights violation was
reported and investigated
during 2018:
Date: 2018/07/15
Allegation: A female employee
from a contracting service
provider alleged that a male
security of cer conducted a
physical body search on her in
an inappropriate manner. The
complainant later withdrew
the case, and an investigation
also revealed no evidence to
substantiate the allegation. It
was further established that
the complaint was a malicious
attempt to discredit the
security of cer.
Corrective action: Regular
awareness training on
voluntary principles, including
re-emphasising search and
arrest procedures.
Key performance indicators
2018
2017
Number of human rights reported incidents under VPSHR 0 3
Number of human rights allegations under VPSHR 1 2
Percentage of security personnel trained in the organisations’
human rights
98 94
Human rights awareness training showed
POSITIVE RESULTS
during 2018, and 18,100 employees and
contractors received awareness training.
Key performance indicators
Indicator
2018
2017
2016
2015
2014
Percentage of new suppliers screened using
(%)
Human rights criteria 77 78 100 48 10
Labour practices criteria 82 31 100 48 10
Environmental criteria 45 31 100 48 10
Criteria for impact on society 70 31 100 48 10
Number of human
rights violations
(2017: 3)
0
Percentage of security
personnel trained in the
organisation’s human rights
(2017: 94%)
98%
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OUR EMPLOYEES
DETERMINE
OUR BUSINESS
SUCCESS
KEY FEATURES
In a changing world of work, the relevance of talent
management, skills development and employee
relations is established and its importance as a
determinant of business success continues to increase.
This was clearly reflected in the 2018 company
materiality process, where they were rated as a priority
which the company needs to address and excel in.
Changes to the way in which we work continue to be in uenced by demands for lower operating costs, improved ef ciency and greater productivity. These expectations drive and are supported by the rapid development of technology, including the emergence of arti cial intelligence. Through technology advances, work processes are made quicker, cheaper and less labour intensive.
spent on training and development
$15.2 MILLION
TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS
09
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The evolution of technology and its interface
with people presents an array of implications
to society, business at large, the mining
sector and AngloGold Ashanti. In emerging
economies where most of our operations
are located, shifting from a dependence on
manual labour, to developing a population
of knowledge workers is needed to manage
the threat that technology application brings
to increasing unemployment. This also
applies within the organisation where roles,
quali cations, capabilities and methods
of learning must all keep abreast with
technological developments. In addition,
we need to consider the interdependence
between people and technology,
understanding that technology is designed
and developed by people, and people use
technology. This relationship continues to
evolve as we adapt to new dimensions of
work in business.
Also in uencing the world of work are
changing expectations of society and
the individuals within it. Employees are
increasingly realising their rights and their
own worth, and policies re ecting the
importance of people to the organisation
must be translated into consistent practices
and employee experiences. Greater
consideration is being placed on purpose-
driven work, as well as designing work to
suit the changing needs of our employees.
Expectations around how we effectively
manage diversity and use it to unleash
greater potential are also increasing.
Embracing diversity and creating fair and
inclusive workplaces is a prerequisite to
building trust, and to getting the best out of
the people who make up the organisation.
Against this background, the erce
competition for talent continues unabated.
The mining sector faces a dif cult set of
challenges, in that competition for talent is
not limited to companies within the sector.
The industry competes with other sectors that
are often seen to be more attractive. This is
especially relevant to new generations who are
more socially aware, and who may perceive
the mining industry as having a tainted history.
Regulatory shifts within our operating
landscape are placing greater emphasis
on the development and utilisation of local
skills. This is most evident on the African
continent, reinforcing the organisational
imperative to continue localisation of staff,
especially in senior managerial and technical
roles. Notwithstanding the requirements for
legal compliance, we believe that localisation
strengthens organisational performance and
resilience in the long term.
Moving from the external landscape to
the internal operating environment, two
signi cant factors in uenced the people side
of the business and are likely to continue
doing so going into 2019. Early in the year,
rationalisation of the South African business
was concluded, with the sale of Moab
Khotsong and Kopanang mines in the Vaal
River operations. This resulted in a sharp
reduction in the AngloGold Ashanti workforce.
Additionally, in the latter half of the year, a
new Chief Executive Of cer took the helm
at AngloGold Ashanti. Both dynamics have
the potential to individually and collectively
in uence and reshape the culture of the
company over the next few years.
Our actions in 2018
In 2018, we continued the work begun in
2016, giving effect to the six prioritised Human
Resources focus areas across the group
1
2
. In addition to implementing our planned
activities, there has been a maturation in our
approach to the strategic frameworks, as well
as greater coherence across the global human
resources portfolio.
People and organisational effectiveness
During the year, continued focus was placed
on increasing people and organisational
effectiveness across the company. This
entailed extending the roll out of the group
Health of Discipline Framework to ensure a
consistent and coherent approach to:
•
the availability of functional competence and
pro ciency for all roles
•
planned and controlled succession planning
for key critical roles
•
the facilitation of clear and relevant career
pathing within and across AngloGold
Ashanti regions and disciplines
Engagement sessions with group heads of
the various functions in the business were
held to ensure a common understanding
of the framework, its principles and
design requirements, and expectations for
implementation. This set the context for each
function to design its own Health of Discipline
Framework in a consistent way, but with
suf cient latitude to enable interpretation
and discipline-speci c translation. To ensure
consistency and good governance, nal
design of each discipline framework is
reviewed in conjunction with group Human
Resources.
During the year, several functions completed
their discipline frameworks and began
implementation. The process also enabled
conversations, sharing of ideas and learning
across different functions. The development of
an information platform to host the discipline
frameworks and enable their online application
was commenced during the year and work will
continue in 2019.
In addition to setting the direction for the
group, the human resources discipline also
launched their own Health of Discipline
project. After scoping, the project was
initiated and supported by a task team with
representatives from the corporate of ce,
regions and centres of excellence. The focus
has been on developing the Human Resources
Competency Framework, priority role pro les,
career paths for human resource practitioners
and capability assessment tools.
TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED
1
www.aga-reports.com/16/download/AGA-SDR16-talent-management.pdf
2
www.aga-reports.com/17/download/AGA-SD17-talent-management-skills-development.pdf
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Supporting the development of managerial
and leadership capability, the “How We Work”
suite of tools and training materials developed
in 2016 were converted into an interactive
e-learning solution. The content has been
installed on the company’s online learning
platform and planning for roll out in 2019 is
underway. This includes translation of material
into French, Spanish and Portuguese for
locally relevant application.
Additionally, building on the Leadership
Competency Framework designed for senior
leaders in 2017, a similar framework for
Stratum I to III employees has been developed,
leveraging and aligning with existing leadership
frameworks in the business or regions e.g.
Australia, Colombia and South Africa. The
work is being adapted for application across
the company and represents an example of
shared learning and the transfer of leading
practices within the company.
Talent and succession management
Active management of the talent and
succession pools continued during the year.
The talent review cycle has become well
established, with completion of the Executive
Committee talent and succession planning
review in October followed by an update to
the Remuneration Committee in November
2018. Signi cant growth of the cross-
functional and regional talent and succession
pools was recorded, with a 15% year-on-year
improvement. We continued to experience
good leadership talent retention at Stratum
IV and above, with a 92% retention rate. A
total of 84% of key leadership positions was
lled by internal candidates. Between 2016
and 2018, 9% growth of female successors
identi ed as part of the talent pool was
recorded, however, this remains a key focus
area for the group going forward. Also, while
steady progress has been made in reducing
the expatriate workforce in Continental Africa,
and the appointment of local nationals, further
work is underway to map talent internally
and externally to create a robust pipeline of
local talent.
Our work to develop emerging leaders
continued to go well. 2018 was a year of
consolidation after the company decision
not to have an intake into the Chairman’s
Young Leader’s Programme for the year.
Attention was placed on those who had come
through the programme from 2015, with their
participation in various initiatives.
The Future Leaders Mentorship Programme
was launched in September 2018, with 57
delegates comprising matched mentees and
mentors undergoing programme training.
Regional launches were subsequently held in
South Africa, Ghana and Australia.
In October, eight young leaders from
AngloGold Ashanti, representing South Africa,
Continental Africa and the Americas attended
the One Young World Summit in The Hague,
Netherlands. The initiative provides a global
platform for bright young leaders between
the ages of 18 and 35, to come together
and engage in business and social priorities
across the world. It re ects a recognition that
emerging young leaders will face different
and increasingly complex challenges as they
assume leadership roles in the future. The
young leaders have now become a part of the
One Young World Network made up of around
800 young leaders from some 200 countries.
Other individuals with leadership and critical
skills talent received development support
through exposure and participation in various
development initiatives. These included
coaching, mentoring, and formal learning
at local and international business schools
such as the Graduate School of Business
at the University of Cape Town and Harvard
Business School. Increased focus was
placed on development through informal and
experiential interventions such as on the job
learning and secondments.
An intake of eight Chairman’s Young Leader
Programme delegates is planned for 2019.
More focus is being placed on women
delegates from core technical disciplines. The
target is to have women making up at least
60% of delegates.
Employee engagement
In 2017, we reported on the ndings of a
global employee engagement survey done
during the year
1
. Following the sharing of
the 2017 engagement survey results with the
business – detailing employee engagement
1
www.aga-reports.com/17/download/AGA-SD17-talent-management-skills-development.pdf ndings by region and business unit – human
resources business partners (HRBP’s)
partnered with operational leadership to
identify and implement measures to improve
employee engagement.
Progress on implementation of the measures
was shared with the board, identifying the
need for an additional group-wide intervention
to translate the AngloGold Ashanti values into
leadership behaviours and enable their adoption
across the company. The initiative commenced
in 2018 and will be concluded in 2019.
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This will entail:
•
 conducting one-on-one interviews with an
extended leadership cohort (Stratum IV and
above) to solicit further input on how the
values should manifest in behaviours, and to
identify immediate actions to address areas
of concern
•
 synthesising the senior leadership feedback
and insights, translating them into role
model behaviours required from leaders
•
 embedding the values and behaviours into
leadership and managerial practices in the
“How We Work” material and training
•
 rolling out a company-wide values and
behaviours campaign, with regional
dialogues to raise awareness and drive
adoption and implementation
•
 facilitating regional focus groups to
cascade the leadership behaviours through
the organisation, and to develop regional
implementation plans to address areas
of concern
•
 ensuring that values and behaviours form
a critical component of performance
management and reward processes
•
 incorporating leadership effectiveness
assessments, which focus on values
and behaviours, into the employee
engagement survey
Ultimately, our intent is for all employees to
live the company values, and for this to be
demonstrated through their behaviours
and practices.
Diversity and inclusion
Our business success is underpinned by the
need to achieve an inclusive culture which
leverages off the diversity of our employees and
stakeholders. Embracing diversity drives social
cohesion and enables us to tap into the full
talents and potential of all those we work with.
A key aspect of diversity and inclusivity which
we must relentlessly address, is gender
equality. This entails the inclusion of women at
all leadership levels, along with women having
equal opportunities and equal pay for work of
equal value. While progress has been made
at the Board and Executive Committee levels,
challenges have been experienced at senior
and junior management levels in recent years
where the number of women in these roles has
not met internal company targets. Similarly,
further work is required to increase the number
of females in technical roles.
During the year, AngloGold Ashanti focused
on two broad and complementary sets of
activities to further gender equality. The
rst set related to creating conditions to
enable women to thrive in the organisation.
Secondly, activities focused on attracting,
retaining, developing and promoting women
within the company.
Roll out of the company gender diversity
programme commenced with initial work done
in Continental Africa. A focused workshop was
held with the Continental Africa leadership team,
as well as a site-based workshop at Geita gold
mine. At an operational level, clear challenges
have been identi ed, largely around a cultural
mindset creating barriers to embracing gender
equality and diversity. Assessments will be
conducted across other sites in the company
with completion by May 2019. Linked to creating
a culture which leverages off diversity, internal
targets have been reviewed and included into
company key performance indicators to drive
greater operational accountability at a business
unit level.
Speci c actions have been developed to
address the number of women representatives
at senior and junior management levels.
These include prioritising the lling of
senior management vacancies by women,
accelerating development plans for emerging
female talent and the creation of development
roles at a senior level speci cally for women.
At a junior management level, activities
have focused on targeted recruitment from
universities; designing and implementing
internship programmes; and increasing
the proportion of women representatives
in company led or supported leadership
programmes to at least 60%.
Over and above the actions outlined,
an ongoing challenge is to improve the
attractiveness of the mining industry for
women, which is important to increasing the
current talent pool of women.
As reported previously, the company continued
to support the 30% Club Board Walk and
Women in Mining initiatives. AngloGold Ashanti
also joined the 30% Club Leader Walk which
focuses on growing the middle management
pipeline. Twelve women from middle and junior
management have attended this initiative from
its inception.
Awards and recognition
Our efforts to further a diversity and
inclusion agenda were recognised in
various ways during 2018. At the annual
Gender Mainstreaming Awards evening
hosted by Business Engage South Africa,
the company won the Empowerment of
Women in the Community award, as well
achieving runner up status in several other
categories. Women leadership in AngloGold
Ashanti also received various accolades with
Tirelo Sibisi, our Executive Vice President
Human Resources, being awarded the
coveted ‘2018 Human Resources Director
of the Year’ award from South Africa’s
Institute of People Management. Ria
Sanz, our Executive Vice President: Legal,
Commercial, Governance and Company
Secretary, was honoured by her inclusion
in the prestigious list of the Top 100 Global
Inspirational Women in Mining.
Our CFO, Christine Ramon, was the rst
runner-up for the Positive Role Model and for
Gender Reporting by JSE-listed companies,
and was second runner-up in the Woman in
Executive Committees in Multinationals Award.
Christine is also the rst woman to be named
South Africa’s CFO of the Year at the 2018 CFO
awards. She was honoured with Compliance
and Governance, High Performance Team and
Moving into Africa awards at the same event.
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Labour relations
102-41
South Africa
The large-scale restructuring, rightsizing and
downsizing of the South Africa operations has
been undertaken over the past two years as
a composite part of an Employee Transition
Framework (ETF). The ETF is a framework
of policies, procedures and practices that
guide the manner in which typical human
resource management functions are applied
within a rapidly declining business and rapidly
reducing workforce. The ETF was originally
formulated with a six-year progressive
implementation timeline aligned to the life
of mine of the South Africa region assets.
However, decisions taken in 2017 to proceed
with the immediate cessation of operations
at TauTona and Savuka mines, and the sale
of Kopanang and Moab Khotsong mines as
a job loss avoidance measure, required that
the ETF be implemented within a two-year
period. The need to fast-track the ETF with
the concomitant restructuring, rightsizing and
downscaling had a signi cant and immediate
impact on our people as the South Africa
region workforce was reduced by some
18,800 employees (a 74% reduction). The
processes met legislative requirements and
entailed extensive and rigorous internal and
external consultation.
The South African operations now comprise
Mponeng mine, Mine Waste Solutions
and a closure business with a combined
workforce of around 6,500 people. Efforts
to protect employment ratios of historically
disadvantaged South Africans and women
were reasonably successful.
As part of giving effect to AngloGold Ashanti’s
mining right obligations to ameliorating the
impact of restructuring and downsizing, an
extensive portable skills training intervention
was initiated to assist retrenched employees
to acquire skills which would assist them in
re-entering the job market outside of mining.
Skills development training offered ranged
from engineering and construction work, to
agriculture and e-learning related skills. Various
entrepreneurial programmes were also offered.
The initiative was supported by the internal
publication “Skills for Tomorrow: Employee
Prospectus 2018”, which guided leaving
employees on how to access psycho-social
and nancial planning support to help deal with
the separation process, as well as to select
from a wide range of portable skills training
programmes supported by the company.
The separation process was successfully
nalised within a highly-regulated environment
and with active involvement of the trade
unions. At the same time, the company
was involved in wage negotiations under
the auspices of the Minerals Council South
Africa. Along with the challenging political and
socio-economic landscape in South Africa, the
separation process was successfully nalised,
and the wage negotiations were successfully
concluded, with regulatory approval and
without strike action. A three-year wage deal
was reached through the wage negotiations.
Siguiri gold mine
Despite a few labour stoppage challenges
during the year, the industrial and labour
relations climate remained generally peaceful
and stable. Drawing from past lessons, a three-
day joint capacity building workshop for the
mine negotiating team (general management
representatives and union leadership) resulted in
the design of an internal mediation framework,
providing a mechanism for resolving disputes
with restricted recourse to a third party.
Following this, the 2018 wage negotiations
were successfully concluded in 10 days, in a
spirit of mutual understanding and trust.
Efforts to increase the proportion of
local nationals employed continued, with
coordinated succession plans for identi ed
Guinean employees.
Sadiola and Yatela gold mines
In Mali, the mine labour relations climate
continued to be in uenced by uncertainty
about the Sadiola Sulphides Project and
the decision to place the mine in restricted
operations. Negotiations relating to the
phased retrenchments necessitated by
restricted and suspended operations were
successfully concluded and implemented
in May 2018. At Yatela, the retrenchment
process, as approved by the labour inspector
in 2017, was concluded.
Iduapriem gold mine
In Ghana, Iduapriem successfully concluded
a two-year salary adjustment framework with
the Ghana Mineworkers Union. The framework
was used in 2018 for bargaining unit
employees and will be applied again in 2019.
The industrial climate had been peaceful, and
no adverse labour incidents were recorded
during the year.
Geita gold mine
The overall labour relations climate at
Geita gold mine is good. Since signing the
recognition agreement in August 2013,
management and the union have continued
to engage and address labour issues through
dialogue and negotiations. Toward the end
of 2017, management and union concluded
a compressed working week agreement that
was implemented in 2018. The agreement was
concluded with a full review of the collective
bargaining agreement, which is effective for
two years. Annual wage negotiations were
successfully concluded in December 2018.
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Our performance
TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED
Alignment with the Sustainable Development Goals (SDGs)
Managing talent, developing skills and nurturing sound employee relations touches on several
SDGs. In prioritising the SDGs according to our strategic intent and the work we are doing, our focus is on SDGs 5, 8 and 10.
Refer to page 89 for additional detail.
Number of
grievances
relating to unfair
labour practices
(2017: 14)
0
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SECTION 4 / MATERIAL ISSUES

GLOBAL
UNCERTAINTY
AND RISK ARE
INCREASING
KEY FEATURES
In the year under review, political and regulatory
uncertainty and risk remained one of the most
significant material issues facing AngloGold Ashanti.
It is characterised by an evolving global socio-political landscape where uncertainty and risk are increasing, in uenced by a range of factors including the global challenges of poverty and inequality.
Aggravated by populist and nationalist approaches in certain host countries, navigating political uncertainty and risk is likely to remain a dif cult challenge for the foreseeable future.
Payments made to governments in 2018
$760.1 million
NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK
10
SUSTAINABLE DEVELOPMENT REPORT  2018
78
SECTION 4 / MATERIAL ISSUES
SUSTAINABLE DEVELOPMENT REPORT  2018

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
The resources sector is often at the forefront
of con ict between national governments and
civil society on the one hand, and the private
sector on the other. In the setting of con ict,
there appears to be a breakdown of trust
between the various stakeholders. This is often
related to mineral resources being regarded
as a signi cant part of national heritage and
identity, and often seen as an inadequately
tapped source of wealth for national
development. The argument for countries in
emerging economies, especially during times
of economic hardship, is strengthened in that
they have not overtly bene ted from upswings
in commodity cycles yet are perceived to bear
the brunt of negative social and environmental
consequences related to mineral extraction.
Regulatory uncertainty coupled with increasing
demands placed on mining companies drives
perceptions of escalating risk dramatically.
This is inevitably associated with reduced
investment appetite, tightening of margins and
reduced industry and company value. Where
industry or company responses are defensive
or adversarial, there is often escalation of
con ict and further polarisation of relationships.
Considering the changes in the global
landscape, mining companies and the
sector at large are increasingly expected
to play a constructive and developmental
role in economic, social, environmental
and governance issues. The expectation
may be from shareholders and other
stakeholders alike. The industry, however, is
often perceived to be slow in responding to
these challenges, with retention of historic
practices and business models. Additionally,
negative sentiments directed at the mining
sector are exacerbated by social, health
and environmental impacts attributed to the
industry over several decades.
In response to the perceived inertia of the
mining sector, the emergence of a broad
philosophy of resource nationalism is seen
in various jurisdictions. It manifests itself in
a number of ways, ranging from changing
licensing, ownership and royalty requirements
to imperatives for local procurement,
staff localisation and increasing taxation.
Legislative changes include convergence
of the social licence to operate with formal
licencing requirements, and inclusion of social
aspects and requirements into the licencing
process. Increasing community and NGO
activism contributes to escalating tension in a
dynamic and often volatile environment where
stakeholders are demanding a greater share of
the bene ts from resources.
In 2018, speci c challenges and opportunities
were experienced in various jurisdictions where
we operate. In South Africa, the revised Mining
Charter was gazetted, along with withdrawal
of the contentious Mineral and Petroleum
Resources Act Amendment Bill. This was
broadly welcomed by the industry and its
stakeholders although certain elements of
the revised Mining Charter remain a concern.
The consultative and reconciliatory approach
by the new Minister of Mineral Resources is
anticipated to contribute towards improving
sentiment in the South African mining industry.
THE NEW SA MINING CHARTER
Our interpretation and readiness to meet the requirements
Following the release of Mining Charter III in September 2018, a gap analysis was undertaken to understand implications for the company. This analysis was done on the basis of “what is”, recognising that guidelines for implementation of the charter were only published in December 2018.
In this context, further synthesis is needed, along with continued engagement between the industry and the Department of Mineral Resources to align interpretations and manage expectations.
Our objective is to ensure alignment with and compliance to the new Mining Charter.
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NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
In Continental Africa, high or increasing socio-
political risk was experienced in Tanzania,
Guinea and Mali. Tensions between the
Tanzanian government and mining companies
remained elevated, with the threat of VAT
lockups, nes, directives and various demands
for compensation. Political instability at a local
government level was experienced in Guinea,
and the socio-economic challenges of poverty
and unemployment contributed to strained
relationships between communities and the
mine. Frequent community opposition and
grievances related to employment and land
access were experienced. In Mali, presidential
and parliamentary elections during the year
heightened political tensions and instability.
Additionally, community discontent continued to
escalate due to concerns and uncertainty around
the future of the Sadiola and Yatela operations.
In the Americas, Colombia continued the
peace process after decades of con ict. In the
transition, illegal mining and its association with
the con ict presents a challenge. Opposition to
mining by various communities and civil society
groups continued to hinder the development of
mining projects. In Brazil, as the country deals
with issues of corruption and political change,
after the presidential elections, uncertainties
arose around how potential policy changes might
affect the mining industry. In September 2018,
the government of Argentina introduced the
payment of exported duties on exported goods.
Against this background, the concept of
shared value is acknowledged as becoming
increasingly relevant to the mining sector.
This entails moving beyond traditional
approaches of community investment and
philanthropy, to creating real value for the
enterprise and for host communities through
leverage off core business activities and
rede ning business practices. Dimensions
of shared value as it relates to the mining
industry, include:
•
  responsible extraction and product
development with minimal
environmental harm
•
  focus on the value chain, as well as the
shared use of natural resources
•
  building supportive industry clusters
adjacent to operations, focusing on broad-
based infrastructure, supplier and human
resource development
Importantly, navigating political and regulatory
uncertainty is an issue which must be actively
managed, and using traditional approaches is
unlikely to be successful. New approaches must
be underpinned by building trust across the
different stakeholder groups, with demonstration
of good citizenship by the company.
Our actions in 2018
In 2017, we reported on a two-pronged
strategic approach to navigating political
and regulatory uncertainly and risk
1
. The
approach focuses on in uencing the policy
landscape at national and regional levels, and on
strengthening community relationships through
a shared value approach. It is underpinned by
two assumptions:
•
  Evolution of the policy and regulatory
landscape at global, regional and national
levels is inevitable and will directly in uence
the way in which resource companies
operate and compete
•
  Host communities where we operate
are enduring beyond changing political
dynamics, and the way in which they
experience the mining operations will directly
in uence business continuity
During 2018, further work was done to
translate this high-level approach into a
coherent set of actions which could be applied
as appropriate across all jurisdictions where
the company operates.
In seeking to be proactive in anticipating
and responding to socio-political risk, the
company adopted a systematic approach
for evaluating comparative socio-political
risk across different operations. The tool
used considers a range of incidents and
inputs from independent risk reports, media
reports and operational information. These
inputs are classi ed as either risk drivers or
impacts, and they are further categorised as
relevant to national government, regional-
local government or community levels. The
tool allows relative scoring and rating of
socio-political risk and resource nationalism
activities, presented as a dynamic risk
barometer which enables reporting at
operational, executive and board levels.
Having established a rational mechanism to
assess and track risk pro les, six strategic
focus areas were de ned to frame a common
approach across the company:
•
  Societal contribution as a responsible citizen
•
  Innovative business and operating
model design
•
  Skills development, localisation and
talent management
•
  Value chain strengthening and
local procurement
•
  Leverage off existing capabilities for
economic succession
•
  Meaningful communication and engagement
The strategic focus areas are consistent
with our group sustainable development
strategic framework and were approved at the
AngloGold Ashanti Board strategy meeting in
July 2018.
Societal contribution as
a responsible citizen
An indispensable requirement as a
responsible citizen is compliance with laws,
accepted norms and standards. Integral
to this is the necessity for openness and
transparency. In the absence of compliance
and transparency, it will not be possible to
build trust with our stakeholders.
AngloGold Ashanti’s group compliance
function continues to provide active oversight
of compliance across the company, giving
guidance where potential or actual issues
arise. The function reports to the company
Social, Ethics and Sustainability Committee on
business activities in line with the Organisation
1
www.aga-reports.com/17/download/AGA-SD17-navigating-risk.pdf
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NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
for Economic Cooperation and Development’s
(OECD) recommendations on corruption and
the 10 principles set out by the United Nations
Global Compact (UNGC). The company also
adheres to the Business Leadership South
Africa’s (BLSA) Business Integrity Pledge to
actively combat corrupt practices and to have
zero tolerance for corruption.
The independent whistleblowing system
continued to work well, with the investigation
of whistleblowing complaints and the
evaluation of potential ethical misconduct and
violations of the company’s Code of Business
Principles and Ethics. The company continued
to focus on the protection of whistleblowers
and strengthening the independence of
investigations as a prerequisite to building trust
in the organisation. During the year, a review of
whistleblowing incidents concluded between
2016 and 2018 was conducted to ensure
continued adequacy and effectiveness of the
system. The ndings were presented to the
Social, Ethics and Sustainability Committee.
After the 2017 review of the company
compliance programme by external legal
counsel, group compliance facilitated a
series of engagements with the Board,
Executive and Operational Management
Committees to socialise the ndings. While
the review con rmed a strong and well-
designed compliance programme, relevant
to challenges in our operating jurisdictions,
various opportunities for further strengthening
were identi ed. During 2018, with support
and guidance from group compliance, sites
developed and implemented management
actions to further improve their systems.
Progress in implementation and changes to
risk status were routinely reported.
Tax management and the appropriate
paying of taxes is an important aspect of
compliance and demonstrating responsible
citizenship. In previous reports, we have
outlined our tax management strategy, along
with the controls in place to manage the risk
and to provide appropriate oversight and
governance. During the year, we continued
to exercise diligence and transparency in line
with our group Tax Management Policy. This
has included open and transparent reporting
consistent with the ICMM principles and
position statement on transparency of
mineral revenues, the Extractive Industries
Transparency Initiative (EITI), and other
relevant mandatory reporting of payments
to governments. Additionally, we have
developed in-country Tax Management
Policies to comply with the speci c
requirements in several countries such as
Australia and the UK and continue to comply
with country by country tax disclosures.
Moving beyond compliance, several proactive
and preventive initiatives were undertaken
during the year. The company held workshops
in Ghana, Guinea and Tanzania, with
government of cials and community leaders
actively participating. The conversations
focused on explaining and clarifying AngloGold
Ashanti’s anti-corruption approach, as well
as using education and dialogue to prevent
unlawful or inappropriate requests from
key stakeholders, while showing respect
for cultural norms and country-speci c
requirements. In Tanzania, three day-long
workshops were undertaken in collaboration
with the Prevention and Combating of
Corruption Bureau (PCCB) as a follow up to
similar workshops held in 2014. Participants
comprised almost 200 government
of cials, including regional and district
commissioners, members of parliament and
council representatives. Senior religious
leaders also participated. Following
successful conclusion of the workshops,
both the government and the PCCB have
requested that they be conducted annually.
In 2019, these external stakeholder
workshops will continue at our Continental
Africa operations and will be extended to
Colombia and Brazil.
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NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
Relationships with suppliers and supplier
integrity present another area with signi cant
potential risk, and where proactive initiatives
are important to prevent bribery and
corruption. In 2018, we continued the group-
wide roll out and application of our supplier
assessment questionnaire. The assessment
covers safety, environment, human rights
and governance (anti-corruption) issues.
The most signi cant challenge experienced
is that many of the jurisdictions where we
operate do not have sophisticated online
supplier databases to verify ownership
and government ties. To address this, we
are developing screening tools which can
be applied at site level to risk-rate existing
and potential suppliers. This will assist in
determining which suppliers require further
due diligence investigation.
An integrated approach to protecting
the business
The three strategic focus areas addressing
skills development, value chain strengthening
and leveraging off existing business capabilities
are key aspects in the integrated sustainable
development strategic framework. They re ect
a prioritisation of existing strategic focus areas
being led by various business functions, as
they relate to enabling AngloGold Ashanti to
successfully navigate political and regulatory
uncertainty and risk.
Skills development, localisation and talent
management are priorities in emerging
economies. They often form part of National
Development Plans and are increasingly
incorporated into agreements between host
governments and mining companies. Success
in this area is also likely to improve business
performance, with greater stability, embedded
knowledge and cultural insight from local skills.
Approaches and activities in this area are
discussed in more detail in the material issue
on talent management, skills development and
employee relations.
Value chain strengthening and increasing the
local proportion of products and services
used for business activities is another cluster
of national priorities for emerging economies.
As with skills development, speci c targets
are often incorporated into agreements and
mine licence requirements. During the year,
this was most clearly seen in the approvals
process for the Obuasi Mine Redevelopment
Project, where stringent local procurement
targets were a prerequisite for government
approval. At the same time, strengthening
the value chain and increasing use of local
products and services creates opportunity
and value for the business. If the value
chain is strengthened, bene ts may include
lower input costs, greater exibility in stock
management and improved security of
supply. Approaches and activities in this
area are discussed in more detail in the
material issue on contributing to self-
sustaining communities. Refer to page 40 for
additional detail.
By leveraging off existing business
capabilities for economic succession
we seek to proactively strengthen local
community and host country ability to survive
and thrive beyond our mining operations.
In the process of mineral extraction, mining
companies develop substantial infrastructure
and have competences in addition to those
speci cally required for mineral extraction.
Additional competences would include
capabilities such as water management and
land management. Innovative application of
competences and sharing or repurposing
of infrastructure is likely to assist and
accelerate successful transition to a post-
mining economy. This is a cross-cutting
strategic focus area and we acknowledge
that our thinking and actions are not fully
developed on this issue. More details on
our approaches and activities are outlined
in the material issues on contributing to
self-sustaining communities, responsible
environmental stewardship and integrated
closure management.
By adopting this integrated approach, we
believe that these speci c focus areas
have been elevated in importance across
the business. We also anticipate that the
approach will contribute to further embedding
sustainable development into the business,
driving greater impact as we seek to build
trust with stakeholders and make a positive
difference in their lives.
Meaningful communication
and engagement
Our intent is to create and shape a positive
narrative among stakeholders, of AngloGold
Ashanti as a responsible citizen and the
preferred partner through their experiences
interacting with us. Our positioning and
engagement framework is guided by a set
of principles:
•
  Promises made are promises ful lled
•
  Compliance to legal and other requirements
•
  Clear demonstration of socio-economic
bene t in the short-, medium- and
long-terms
•
  Embrace participation and transparency
By contributing to national economic
development, and to resilient communities
during and after mining operations we create
a compelling reason for the company to be a
trusted partner and for communities to have a
stake in our success.
During the year, engagements and
communication across our operations have
taken a range of forms. These have included
open days and information sharing sessions
for potential local suppliers, as well as
formalising xed-schedule Town Hall sessions
to engage with communities on a regular
basis. The sessions focus on giving feedback
on company performance, including payments
to government, outlining company intentions
and discussing any potential impacts on the
community. More details are presented in the
section on Stakeholder Engagement.
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NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
Alignment with the Sustainable Development Goals (SDGs)
All the SDGs prioritised within the AngloGold Ashanti strategic framework are relevant to navigating political and regulatory uncertainty and risk. In the context of the strategic focus areas outlined above, SDGs 8, 9 and 17 are most relevant. The strategic focus areas also assist us in further re ning our efforts as we contribute to subsidiary targets of these goals.
Refer to page 89 for additional detail.
Our performance
Payments to governments ($ million)
Region
2018
2017
2016
2015
2014
Argentina 112.5 151.7 89.8 111.1 96.1
Australia 82.5 74.0 84.1 42.6 67.1
Brazil 107.4 126.0 129.1 87.9 119.1
Colombia 9.7 11.8 11.8 11.3 15.1
DRC 32.5 27.8 26.1 30.9 21.7
Ghana 47.5 37.7 26.1 26.9 55.9
Guinea 78.3 100.2 40.5 69.2 67.8
Mali 25.5 24.7 33.5 29.6 29.4
South Africa 91.3 118.1 106.3 104.6 143.6
Tanzania 168.2 141.0 133.3 134.5 123.7
USA 4.7 7.7 6.2 24.6 30.5
Categories of payments to government:
•
Dividends paid to government
•
Taxation paid
•
Withholding tax (STC, royalties etc)
•
Other indirect taxes and duties
•
Employee taxes and other contributions
•
Property tax
•
Other
A detailed breakdown per country is available at www.aga-reports.com/18/download/AGA-SDR18-sdg-toolkit.pdf
SUSTAINABLE DEVELOPMENT REPORT  2018

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ALIGNMENT
WITH THE
SDGs
SECTION 5
The integration of the United Nations’ SDGs is an important part of our strategy. We have prioritised the relevant SDGs for each of our material issues. This section summarises the outcomes of this detailed mapping process by bringing together the subsets of each SDG. While this does not re ect speci c internal targets, we believe it strengthens our work to align our business agenda more closely to a societal one.
IN THIS SECTION
No poverty
Gender
equality
Decent work
and
economic
growth
Responsible
consumption,
production
Reduce
inequalities
Life on land
Good
health and
well-being
Clean
water and
sanitation
Industry,
innovation,
infrastructure
Climate
action
Sustainable
cities and
communities
Peace, justice
and strong
institutions
Partnerships
for the goals
SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)
SUSTAINABLE DEVELOPMENT REPORT  2018

ALIGNMENT WITH THE SDGs
Prioritised
SDG
WHERE WE CONTRIBUTE
Employee safety
SDG 3:
Good health
and well-being
3.6.
By 2030, halve the number of global deaths and injuries from road traf c accidents.
3.9.
By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination.
Employee and community health
SDG 3:
Good health
and well-being
3.3.
By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases and combat hepatitis, water-borne diseases and other communicable diseases.
3.4.
By 2030, reduce by one third, premature mortality from non-communicable diseases through prevention and treatment and promote mental health and well-being.
3.5.
Strengthen the prevention and treatment of substance abuse, including narcotic drug abuse and harmful use of alcohol.
3.8.
Achieve universal health coverage, including nancial risk protection, access to quality essential healthcare services and access to safe, effective, quality and affordable medicines and vaccines for all.
Prioritised
SDG
WHERE WE CONTRIBUTE
3.9.
By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination.
3.d.
Strengthen the capacity of all countries, in particular developing countries, for early warning, risk reduction and management of national and global health risks.
Contributing to self-sustaining communities
SDG 1:
No poverty
1.2.
By 2030, reduce by half the proportion of men, women and children of all ages living in poverty in all its dimensions according to national de nitions.
SDG 8:
Decent work
and economic
growth
8.2.
Achieve higher levels of economic productivity through diversi cation, technological upgrading and innovation, including through a focus on high-
value added and labour-intensive sectors.
SDG 9:
Industry,
innovation and
infrastructure
9.2.
Promote inclusive and sustainable industrialisation and, by 2030, signi cantly raise industry’s share of employment and gross domestic product, in line with national circumstances, and double its share in least developed countries.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)

Prioritised
SDG
WHERE WE CONTRIBUTE
Contributing to self-sustaining communities continued
SDG 10:
Reduced
inequalities
10.1.
By 2030, progressively achieve and sustain income growth of the bottom
40 per cent of the population at a rate higher than the national average.
SDG 11:
Sustainable
cities and
communities
11.4.
Strengthen efforts to protect and safeguard the world’s cultural and natural heritage.
SDG 17:
Partnerships
for the goals
17.1.
Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection.
Responsible environmental stewardship
SDG 6:
Clean water and
sanitation
6.3.
By 2030, improve water quality by reducing pollution, eliminating dumping and minimising release of hazardous chemicals and materials, halving the proportion of untreated wastewater and substantially increasing recycling and safe reuse globally.
6.4.
By 2030, substantially increase water-use ef ciency across all sectors and ensure sustainable withdrawals and supply of fresh water to address water scarcity and substantially reduce the number of people suffering from water scarcity.
Prioritised
SDG
WHERE WE CONTRIBUTE
6.5.
By 2030, implement integrated water resources management at all levels, including through transboundary cooperation as appropriate.
SDG 12:
Responsible
consumption
and production
12.2.
By 2030, achieve the sustainable management and ef cient use of national resources.
12.4.
By 2030, achieve the environmentally sound management of chemicals and all wastes throughout their life cycle, in accordance with agreed international frameworks, and signi cantly reduce their release to air, water and soil in order to minimise their adverse impacts on human health and the environment.
12.5.
By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse.
12.6.
Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.
SDG 13:
Climate action
13.1.
Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.
13.3.
Improve education, awareness raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning.
Integrated closure management
ALIGNMENT WITH THE SDGs CONTINUED
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)

ALIGNMENT WITH THE SDGs CONTINUED
Prioritised
SDG
WHERE WE CONTRIBUTE
SDG 11:
Sustainable
cities and
communities
11.4.
Strengthen efforts to protect and safeguard the world’s cultural and natural heritage.
SDG 12:
Responsible
consumption
and production
12.5.
By 2030, reduce waste generation through prevention, reduction, recycling and reuse.
SDG 15:
Life on land
15.1.
By 2020, ensure the conservation, restoration and sustainable use of terrestrial and inland freshwater ecosystems and their services, in particular forests, wetlands, mountains and drylands, in line with obligations under international agreements.
15.3.
By 2030, combat deserti cation, restore degraded land and soil, including land affected by deserti cation, drought and oods, and strive to achieve a land degradation-neutral world.
Employee, community and asset security
Prioritised
SDG
WHERE WE CONTRIBUTE
SDG 16:
Peace, justice
and strong
institutions
16.1.
Signi cantly reduce all forms of violence and related death rates everywhere.
16.3.
Promote the rule of law at the national and international levels and ensure equal access to justice for all.
16.5.
Substantially reduce corruption and bribery in all their forms.
16.6.
Develop effective, accountable and transparent institutions at all levels.
SDG 17:
Partnerships
for the goals
17.16.
Enhance the Global Partnership for Sustainable Development,
complemented by multi-stakeholder partnerships that mobilise and share knowledge, expertise, technology and nancial resources, to support the achievement of the Sustainable Development Goals in all countries, in particular developing countries.
17.17.
Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.
Artisanal and small-scale mining (legal and illegal)
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)

ALIGNMENT WITH THE SDGs CONTINUED
Prioritised
SDG
WHERE WE CONTRIBUTE
SDG 17:
Partnerships
for the goals
17.14.
Enhance policy coherence for sustainable development.
17.17.
Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.
Respecting human rights
SDG 10:
Reduced
inequalities
10.3.
Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard.
SDG 16:
Peace, justice
and strong
institutions
16.10.
Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)

ALIGNMENT WITH THE SDGs CONTINUED
Prioritised
SDG
WHERE WE CONTRIBUTE
Talent management, skills development and employee relations
SDG 5:
Gender equality
5.1.
End all forms of discrimination against all women and girls everywhere.
5.5.
Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.
SDG 8:
Decent work
and economic
growth
8.8.
Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment.
SDG 10:
Reduced
inequalities
10.2.
By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.
Prioritised
SDG
WHERE WE CONTRIBUTE
Navigating political and regulatory uncertainty and risk
SDG 8:
Decent work
and economic
growth
8.2.
Achieve higher levels of economic productivity through diversi cation, technological upgrading and innovation, including through a focus on high-
value added and labour-intensive sectors.
8.3.
Promote development-orientated policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage formalisation and growth of micro-, small-, and medium-sized enterprises, including through access to nancial services.
SDG 9:
Industry,
innovation and
infrastructure
9.2.
Promote inclusive and sustainable industrialisation, and by 2030, signi cantly raise industry’s share of employment and gross domestic product, in line with national circumstances, and double its share in least developed countries.
SDG 17:
Partnerships for
the goals
17.1.
Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection.
17.17.
Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.
SUSTAINABLE DEVELOPMENT REPORT  2018

SECTION 5 / ALIGNMENT WITH THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)

We engaged Ernst & Young to
undertake an assurance engagement
for selected sustainability key
performance indicators (KPIs) and
related disclosures in the AngloGold
Ashanti Sustainable Development
Report 2018. This was done with
reference to the International
Council on Mining and Metals
(ICMM) requirements contained in
the ICMM Sustainable Development
Framework: Assurance Procedure
(ICMM Requirements) and the
Global Reporting Initiative
(GRI) Standards.
Speci cally:
•
  Subject Matter 1: Alignment of AngloGold
Ashanti’s sustainability policies to the
ICMM’s 10 SD Principles and Mandatory
Requirements in ICMM Position Statements.
•
  Subject Matter 2: Material sustainable
development risks and opportunities and the
views and expectations of our stakeholders.
•
  Subject Matter 3: The existence and
status of implementation of systems and
approaches that the company is using to
manage material sustainable development
risks and opportunities.
•
  Subject Matter 4: Performance against key
performance indicators chosen for reporting
which re ect the issues which are material
for the business.
•
  AngloGold’s self-declared assertion that
the Report is “in-accordance with” the GRI
Standards, at a core level.
In addition to obtaining external assurance
for selected key sustainability performance
indicators as reported in the Sustainable
Development Report 2018, our assurance
approach also includes a review of this report
and of our ongoing sustainability performance
performed by AngloGold Ashanti’s Group
Internal Audit team.
Group Internal Audit provided assurance in
terms of the Group Internal Audit Charter
as approved by the company’s Audit and
Risk Committee. The audits were performed
in accordance with the Institute of Internal
Auditors’ Standards for the Professional
Practice of Internal Audit.
Internal assurance includes a programme
of combined assurance assessments,
comprising site visits and reviews, undertaken
during the year. These assessments determine
the validity, accuracy and completeness of the
relevant GRI Standards in our reports, together
with various data transfer and integrity checks.
This Sustainable Development Report 2018
was approved by the Social, Ethics and
Sustainability Committee and the Board of
Directors on 29 March 2019.
ASSURANCE STATEMENT
102-56
SUSTAINABLE DEVELOPMENT REPORT  2018

NOTES
SUSTAINABLE DEVELOPMENT REPORT  2018

NOTES
SUSTAINABLE DEVELOPMENT REPORT  2018

ADMINISTRATION AND CORPORATE INFORMATION
3172/18
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
Debt securities code: BIANG
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: Ernst & Young Inc.
Of ces
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662
Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Of cer)
KC Ramon
^
(Chief Financial Of cer)
Non-executive
SM Pityana
^
(Chairman)
AM Ferguson*
AH Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
MDC Richter
#
RJ Ruston~
JE Tilk
§
* British
§
Canadian
#
American
~ Australian
^
South African
Of cers
Executive Vice President – Group Legal,
Commercial and Governance and Company
Secretary:
ME Sanz Perez
Investor Relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS

www.anglogoldashanti.com / www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019
By: /s/ M E SANZ PEREZ
Name:
Title:
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited
M E Sanz Perez